Exhibit 99.4

PicPay

PicS N.V.
Unaudited Interim Condensed Consolidated Financial Statements

As of June 30, 2026

KPMG Auditores Independentes Ltda.

Rua Verbo Divino, 1400 - Conjunto Térreo ao 801 – parte,

Chácara Santo Antônio, CEP 04719-911, São Paulo - SP

Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil

Telefone 55 (11) 3940-1500

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of PicS N.V. (formerly known as PicPay Holdings Netherlands B.V)

Results of review of interim financial statements

We have reviewed the condensed consolidated statement of financial position of PicS N.V., formerly known as PicPay Holdings Netherlands B.V. (the Company) as of June 30, 2026, the related condensed consolidated statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2026 and 2025, and related condensed consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2026 and 2025, and related notes (collectively, the unaudited condensed consolidated interim financial statements). Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in conformity with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2025, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated April 30, 2026, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2025, is fairly stated, in all material respects, in relation to the statement of financial position from which it has been derived.

Basis for Review Results

These condensed consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

KPMG Auditores Independentes Ltda. São Paulo, Brazil

August 24, 2026

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

PicS N.V. Unaudited Condensed Consolidated Statements of Financial Position As of June 30, 2026 and December 31, 2025 (Thousands of Reais)

ASSETS	Note	June 30, 2026	December 31, 2025
Cash and cash equivalents	6	6,108,366	3,863,395
Financial assets		40,181,881	32,933,941
Financial assets measured at fair value through profit or loss		443,431	71,451
Financial Investments	7.1	418,464	42,435
Derivative financial instruments	7.2	24,967	29,016
Financial assets measured at fair value through other comprehensive income		3,203,466	3,000,551
Financial Investments	7.1	3,203,466	3,000,551
Financial assets measured at amortized cost		36,534,984	29,861,939
Financial investments	7.1	2,509,765	2,891,089
Trade receivables	8.1	3,766,854	4,146,321
Consumer Loans	8.2	27,436,458	20,913,519
Other receivables	8.4	2,821,907	1,911,010
Prepaid expenses		283,372	273,755
Other assets		170,514	19,173
Tax assets		3,909,975	3,609,417
Current income tax assets		1,632,808	1,533,487
Deferred tax assets	9.1	2,277,167	2,075,930
Legal deposits		90,650	1,370
Property, plant and equipment		117,115	110,784
Right of use assets – leases		30,734	35,462
Intangible assets	10	1,278,700	1,138,811
TOTAL ASSETS		52,171,307	41,986,108

LIABILITIES	Note	June 30, 2026	December 31, 2025
Financial liabilities measured at fair value through profit or loss		20,522	15,751
Derivative financial instruments	7.2	20,522	15,751
Financial liabilities measured at amortized cost		44,458,979	36,287,500
Third-party funds	11	35,831,663	29,974,830
Trade payables	12	6,536,378	5,497,113
Obligations to FIDC FGTS quota holders	13	2,090,938	815,557
Labor obligations	14	544,878	594,918
Taxes payable	15.1	481,989	826,498
Deferred tax liabilities	9.2	21,768	37,791
Lease liability		39,953	45,171
Provision for legal and administrative claims	16	288,875	254,723
Other liabilities		2,419	33,842
Total Liabilities		45,859,383	38,096,194

Equity	17	6,311,924	3,889,914
Share premium reserve		4,622,647	2,589,934
Treasury shares		(260)	-
Capital reserve		99,025	131,325
Fair value reserve		3,116	3,507
Retained earnings		1,584,711	1,148,018
Non-Controlling interests		2,685	17,130

TOTAL EQUITY AND LIABILITIES		52,171,307	41,986,108

The notes are an integral part of unaudited interim condensed consolidated financial statements.

PicS N.V. Unaudited Condensed Consolidated Statements of Profit or Loss For the Three and six-month period ended June 30, 2026 and 2025 (Thousands of Reais, except Earnings per share)

		Three-month ended June 30		Six-month period ended June 30
	Note	2026	2025	2026	2025

Net revenue from transaction activities and other services		618,112	337,728	1,170,853	739,075
Financial income	19	3,503,586	2,130,941	6,463,273	3,793,524
Total revenue and financial income		4,121,698	2,468,669	7,634,126	4,532,599

Transaction expenses	20	(193,339)	(158,080)	(379,779)	(342,596)
Interest and other financial expenses	21	(1,501,582)	(851,083)	(2,757,518)	(1,491,003)
Total transaction and financial expenses		(1,694,921)	(1,009,163)	(3,137,297)	(1,833,599)

Credit loss allowance expenses	22	(1,180,547)	(614,700)	(2,154,567)	(1,094,836)
Technology expenses	23	(181,980)	(125,098)	(344,442)	(238,000)
Marketing expenses	24	(242,651)	(98,277)	(422,018)	(252,514)
Personnel expenses	25	(292,679)	(325,217)	(630,313)	(585,539)
Administrative expenses	26	(166,599)	(98,900)	(277,689)	(162,014)
Depreciation and amortization		(118,626)	(107,145)	(237,004)	(210,837)
Other expenses		(20,474)	(10,250)	(30,347)	(21,475)
Other income		45,177	26,139	89,664	48,889

Profit before income taxes		268,398	106,058	490,112	182,674

Current income tax and social contribution	15.2	(116,629)	(265,835)	(316,546)	(453,379)
Deferred income tax and social contribution	15.2	117,259	280,040	247,199	479,064
Total income tax and social contribution (expense) benefit		630	14,205	(69,347)	25,685

Profit for the period		269,028	120,263	420,765	208,359
Profit attributable to the Company’s shareholders		270,186	104,082	421,616	179,062
Profit attributable to non-controlling interests		(1,158)	16,181	(851)	29,297
Earnings per share – basic and diluted (R$)	17.c	2.10	520,410	3.34	895,310

The notes are an integral part of unaudited interim condensed consolidated financial statements.

PicS N.V. Unaudited Condensed Consolidated Statements of Comprehensive Income For the Three and six-month period ended June 30, 2026 and 2025 (Thousands of Reais)

	Three-month ended June 30		Six-month period ended June 30
	2026	2025	2026	2025

Profit for the period	269,028	120,263	420,765	208,359
Other comprehensive income/(loss) (OCI)	(2,522)	1,324	(395)	5,656
- Items that are or may be reclassified subsequently to profit or loss
Fair value of financial assets at fair value through other comprehensive income	(3,935)	3,001	(396)	9,260
Deferred income tax	1,530	(1,687)	139	(3,661)
Reclassification of fair value adjustments to profit or loss	(117)	10	(138)	57
Total comprehensive income	266,506	121,587	420,370	214,015
Comprehensive income attributable to the Company’s shareholders	286,311	105,269	421,225	183,968
Comprehensive income attributable to non-controlling interests	(19,805)	16,319	(855)	30,046

The notes are an integral part of unaudited interim condensed consolidated financial statements.

PicS N.V. Unaudited Condensed Consolidated Statements of Changes in Equity For the six-month period ended June 30, 2026 and 2025 (Thousands of Reais)

	Note	Share premium reserve	Treasury shares	Capital reserve	Fair value reserve	Retained earnings	Non-Controlling Interest	Total
Balances as of December 31, 2025- PicS N.V		2,589,934	-	131,325	3,507	1,148,018	17,130	3,889,914
Share capital increase		2,116,731	-	-		1,758	1,512	2,120,001
Repurchase of treasury shares		-	(260)	260	-	-	-	-
IPO cost		(84,018)	-	-	-	-	-	(84,018)
Corporate reorganization		-	-	-	-	13,319	(15,102)	(1,783)
Share-based long-term incentive plan - (LTIP)		-	-	(32,560)	-	-	-	(32,560)
Other comprehensive income for the period (OCI)
Fair value of financial assets at fair value through other comprehensive income		-	-	-	(391)	-	(5)	(396)
Deferred income tax		-	-	-	136	-	3	139
Reclassification of fair value adjustments to profit or loss		-	-	-	(136)	-	(2)	(138)
Profit for the period		-	-	-	-	421,616	(851)	420,765
Balances as of June 30, 2026 - PicS N.V		4,622,647	(260)	99,025	3,116	1,584,711	2,685	6,311,924

	Note	Share premium reserve	Treasury shares	Capital reserve	Fair value reserve	Retained earnings	Non-Controlling Interest	Total
Balances as of December 31, 2024 -PicS N.V		1,406,563	-	-	(22,610)	224,633	155,281	1,763,867
Share capital increase		545,704	-	-	-	-	-	545,704
Other comprehensive income for the period (OCI)
Fair value of financial assets at fair value through other comprehensive income		-	-	-	8,033	-	1,227	9,260
Deferred income tax		-	-	-	(3,176)	-	(485)	(3,661)
Reclassification of fair value adjustments to profit or loss		-	-	-	49	-	8	57
Profit for the year		-	-	-	-	179,062	29,297	208,359

Balances as of June 30, 2025- PicS N.V		1,952,267	-	-	(17,703)	403,695	185,327	2,523,586

The notes are an integral part of unaudited interim condensed consolidated financial statements.

PicS N.V. Unaudited Condensed Consolidated Statements of Cash Flows For the six-month period ended June 30, 2026 and 2025 (Thousands of Reais)

	Note	June 30, 2026	June 30, 2025
Profit for the period		420,765	208,359
Adjustments for
Income tax and social contribution expenses (benefit)		(247,199)	(25,685)
Labor provisions		137,718	42,632
Share based long term incentive plan (LTIP)		(38,283)	-
Depreciation/amortization		237,004	210,837
Provision for legal and administrative claims		49,761	12,033
Chargeback provision		7,547	(16,536)
Credit loss allowance	22	2,330,314	1,094,836
Interest accrued on third party funds		936,682	166,992
Interest accrued on consumer loans		(1,839,362)	(1,103,369)
Interest accrued on FIDC FGTS senior quotas		122,272	(59,257)
Interest accrued on financial assets		(206,618)	(287,339)

Variations in operating assets and liabilities
Financial assets		9,000	(1,714,414)
Derivative financial instruments		8,820	39,740
Trade receivables and other receivables		(531,429)	(1,920,766)
Consumer loans		(7,013,891)	(5,588,833)
Prepaid expenses		(9,617)	(90,136)
Other assets		(293,981)	(382,724)
Third-party funds		4,809,255	5,205,940
Labor obligations and taxes payable		(493,984)	313,567
Trade payables and other obligations		2,813,856	1,431,548
Obligations to FIDC FGTS quota holders		1,153,108	111,261
Legal and administrative claims		(15,610)	-
Interest received		1,726,821	1,002,060
Interest paid		(1,615,924)	(813,607)
Income tax and social contribution paid		(1,829,584)	(384,916)
Net cash (used in) from operating activities		627,441	(2,547,777)

Cash flows from investing activities
Acquisition of property, plant and equipment		(26,829)	(45,671)
Acquisition of intangible assets		(351,668)	(312,899)
Net cash (used in) investing activities		(378,497)	(358,570)

Cash flows from financing activities
Share Capital Increase		2,001,246	545,704
Payment of leases		(5,218)	(4,631)
Net cash from financing activities		1,996,028	541,073

Net increase (decrease) in cash and cash equivalents		2,244,971	(2,365,274)

Cash and cash equivalents at the beginning of the period		3,863,395	7,471,673
Cash and cash equivalents at the end of the period		6,108,366	5,106,399

Net increase (decrease) in cash and cash equivalents		2,244,971	(2,365,274)

The notes are an integral part of unaudited interim condensed consolidated financial statements.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

1. Operating context

PicS N.V. (formerly known as PicPay Holdings Netherlands B.V. - change effective January 29, 2026). (“PicPay Netherlands” or “Company”, along with its subsidiaries, “PicPay Group” or “Group”), a public limited liability company under Dutch law, resulted from the conversion of PicPay Netherlands B.V., which was a private limited liability company, to a public limited liability company, both under Dutch law. On January 29, 2026, PicS N.V. finalized its initial public offering (“IPO”) and trading of its shares began on the National Association of Securities Dealers Automated Quotation (“NASDAQ”) under the symbol “PICS”.

The PicPay Group is a Brazilian digital financial services platform operating through a set of regulated subsidiaries authorized by the Brazilian Central Bank (“BACEN”). The Group’s principal activities encompass digital payments and money transfers, credit products — including personal loans, payroll-deductible loans and FGTS-collateralized advances — credit card issuance and acquiring, financial investments, securities brokerage and P2P lending. As of June 30, 2026, the Group’s main operating subsidiaries and their respective regulatory authorizations are as follows:

PicPay Instituição de Pagamento S.A. (“PicPay”) is authorized by the Brazilian Central Bank to operate as a payment institution in the capacities of:

(1) issuer of electronic currency;

(2) issuer of postpaid payment instruments;

(3) acquirer;

PicPay Bank – Banco Múltiplo S.A. (“PicPay Bank”) is authorized by the Brazilian Central Bank to operate as a multi-purpose bank, with authorization to perform both commercial and credit, financing and investment activities;

PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda. (“PicPay Invest”) is authorized by the Brazilian Central Bank to operate as a securities broker. In addition, PicPay Invest is authorized by the CVM to perform custodian securities services and fiduciary administration and trustee activities;

Guiabolso Finanças Correspondente Bancário e Serviços Ltda. (“Guiabolso”) is a non-regulated entity that operates as a banking correspondent linked to the PicPay application, intermediating financial products and services between the application’s users and commercial partners. Guiabolso’s activities include banking correspondent services, commercialization of advertising spaces, and the provision of debt collection and receivables strategy services on behalf of third parties; and

Crednovo Sociedade de Empréstimo Entre Pessoas S.A. (“Crednovo”) is authorized by the Brazilian Central Bank to operate as a P2P (“Peer-to-peer”) lending fintech company intermediating credit operations between lenders and borrowers.

In addition, its subsidiaries substantially include the following companies: Guiabolso Pagamentos Ltda, BX Negócios Inteligentes Ltda, Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I, Fundo de Investimentos em Direitos Creditórios PicPay FGTS, PicPay Participações e Investimentos Ltda, Nosso Time Igaming, PicPay Holding Ltda and Zem Collection Ltda.

As of June 30, 2026, the controlling shareholder of PicS N.V. is J&F International, which holds 66.71% of the total issued and outstanding capital stock of PicS N.V. J&F International is a wholly owned subsidiary of J&F Participações.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

1.1. Seasonality of operations

The Group´s semester financial results are likely to fluctuate as a result of a variety of factors, some of which are outside of the Group’s control, although they do not demonstrate significant seasonality or cyclicality. As a consequence of these factors, an interim period may not be indicative of the annual expected result.

2. Presentation and preparation of the consolidated financial statements

2.1 Basis of preparation of the unaudited condensed consolidated financial statements

Unaudited condensed interim financial statements of the Company have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

Unaudited condensed interim financial statements were approved by the Board of Directors at the meeting held on August 24, 2026.

The consolidated interim financial statements were prepared on a historical cost basis, unless otherwise stated.

2.2 Basis of consolidation

These consolidated interim financial statements include PicS N.V. and all entities over which it has control (subsidiaries). Control is when the Group is exposed or has rights to variable returns from its involvement with the investee, has existing rights that give it the ability to direct the relevant activities and has the ability to affect those returns through its power over the investee.

The Group reassesses whether it controls a subsidiary if facts and circumstances indicate there are changes to one or more of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the entity and ceases when the Group loses control. Assets, liabilities, income and expenses of a subsidiary are included in the consolidated financial statements from the date the Group obtains control until the date the Group loses control. Intragroup transactions between parent company and its subsidiaries are eliminated in full on consolidation.

Acquisition Kev

On August 3, 2026, PicPay Bank completed the acquisition of 100% of the shares of Kovr Participações S.A. and its subsidiaries (Kovr Holding Ltda., Kovr Seguradora S.A., Kovr Previdência S.A. and Kovr Capitalização S.A.), a corporate group operating in the insurance, private pension and capitalization segments, as well as of quotas representing 53% of the share capital of Estrutural Corretora Assessoria e Consultoria de Seguros Ltda. (“Estrutural Corretora”). Pursuant to the Share Purchase Agreement and Other Covenants entered into on September 19, 2025, and the related closing memorandum, PicPay Bank also holds a call option to acquire the remaining quotas of Estrutural Corretora, representing 47% of its share capital.

The total consideration for the acquisition amounts to R$ 748,990,950.28, of which R$ 748,836,954.05 is attributable to Kovr and R$ 153,996.23 to Estrutural Corretora.

Kev (formerly Kovr) has been a long-standing strategic partner of PicPay in the structuring of insurance products. The acquisition is consistent with PicPay’s strategy of strengthening its presence in this segment by incorporating specialized expertise and expanding its revenue sources, thereby contributing to earnings diversification and to the broadening of the product portfolio offered to its customers.

The acquisition will be accounted for under the acquisition method, whereby the identifiable assets acquired and liabilities assumed are measured at fair value as of the acquisition date. The purchase price allocation (PPA) is in progress and comprises, among other procedures, the fair value measurement of the classes of identifiable assets and liabilities, the determination of goodwill attributable to expected future profitability and of the factors comprising it, the fair value measurement of the financial assets acquired, and the assessment of the consideration transferred.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

The consolidated financial statements include PicS N.V. and the following subsidiaries:

Entity	Country	Principal activities	June 30, 2026	December 31, 2025	Control
PicS Ltd.	Cayman	Holding	100.00%	99.62%	Direct
PicS Holding Ltda	Brazil	Holding	100.00%	100.00%	Indirect
PicPay Instituição de Pagamento S.A.	Brazil	Financial services (1)	100.00%	100.00%	Indirect
PicPay Bank - Banco Múltiplo S.A.	Brazil	Banking services (1)	100.00%	100.00%	Indirect
Crednovo Sociedade de Empréstimo Entre Pessoas S.A.	Brazil	P2P Lending Services	100.00%	100.00%	Indirect
PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda	Brazil	Brokerage firm and securities dealer Company	100.00%	100.00%	Indirect
Guiabolso Correspondente Bancário e Serviços Ltda	Brazil	Bank correspondent	100.00%	100.00%	Indirect
Guiabolso Pagamentos Ltda	Brazil	Bank correspondent	100.00%	100.00%	Indirect
BX Negócios Inteligentes Ltda	Brazil	Bank correspondent	100.00%	100.00%	Indirect
Fundo de Investimentos em Direitos Creditórios Não- Padronizados PicPay I (2)	Brazil	Receivable investment fund	100.00%	100.00%	Indirect
Veredas FIF Multimercado Crédito Privado Responsabilidade Limitada	Brazil	Receivable investment fund	100.00%	-	Direct
Fundo de Investimentos em Direitos Creditórios PicPay FGTS II de Responsabilidade	Brazil	Receivable investment fund	100.00%	100.00%	Indirect
Fundo de Investimentos em Direitos Creditórios PicPay FGTS (2)	Brazil	Receivable Investment fund	16.27%	15.46%	Indirect
PicPay Participações e Investimentos Ltda (3)	Brazil	Holding	100.00%	100.00%	Direct
Nosso Time Igaming S.A. (3)	Brazil	Sportsbook	95.25%	95.25%	Indirect
PicPay Holding Ltda (3)	Brazil	Holding	100.00%	100.00%	Direct
Zem Collection Ltda (3)	Brazil	Debt Collection Agency	100.00%	100.00%	Indirect

(1)	Banking activities are focused on issuance of CDBs (Certificado de Depósito Bancário, Certificate of Deposit), lending, and funding. Financial services activities are focused on payment services, credit cards, prepayment of receivables, and other financial activities.

(2)	The % interest represents the percentage of the subordinated quotas issued by the “FIDC PicPay I” (Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I) and “FIDC FGTS” (Fundo de Investimentos em Direitos Creditórios PicPay FGTS) held by the Group.

(3)	In 2025, the Company founded four new entities: PicPay Participações e Investimentos Ltda (April 07), Nosso Time Igaming S.A (May 07), PicPay Holding Ltda (September 15), and Zem Collection Ltda (September 18).

Accounting policies have been applied uniformly to all consolidated entities.

3. Material accounting policies

The accounting policies used in the preparation of these condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements of PicS N.V. for the year ended December 31, 2025, as described in Note 3 to those financial statements, and should be read in conjunction with them.

4. Critical accounting judgments and key estimates and assumptions

In applying the Group’s accounting policies, management must exercise judgment and make estimates which impact the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other factors considered relevant. Actual results may differ from these estimates.

The underlying estimates and assumptions are reviewed at each reporting period. The effects resulting from revisions made to accounting estimates are recognized in the period in which they are revised.

The critical accounting judgments and key estimates and assumptions used in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2025, as described in Note 3 of those financial statements. No changes in the methods used to determine these judgments and estimates have occurred during the three-month and six-month period ended June 30, 2026, except as described below.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

5. Adoption of new accounting standards and interpretations not yet effective

5.1 New standards and amendments effective for annual periods beginning on January 1, 2025

●	Lack of exchangeability (Amendments to IAS 21)

The above-mentioned standards do not have any impact on Unaudited condensed interim financial statements.

5.2 Other new standards and amendments issued but not yet effective

●	Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

●	Amendments from ‘Annual Improvements to IFRS Accounting Standards – Volume 11:

●	Presentation and Disclosure in Financial Statements (IFRS 18): The new standard replaces IAS 1 - Presentation of Financial Statements and determines a new structure for the income statement by categorizing it into predefined sections: operating, investing, financing, discontinued operations, and income tax. This standard will take effect on January 1, 2027. The Group expects impacts on disclosures, presentation and classification on financial statements.

Management did not early adopt any amendments. Also, Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures to the Group’s consolidated interim financial statements.

6. Cash and Cash Equivalents

	June 30, 2026	December 31, 2025
Bank balances	2,099,465	2,287,556
Voluntary deposits at Central Bank (1)	3,330,086	1,575,839
Reverse repurchase agreements (2)	678,815	-
Cash and Cash Equivalents	6,108,366	3,863,395

(1)	Voluntary deposits at the central bank are deposits made mainly by the subsidiary PicPay Bank at the Brazilian Central Bank and are considered as cash and cash equivalents.

(2)	Investments with historically high liquidity and composed mainly of Government Bonds with an average return of fixed interest rate. As of December 31, 2025 the amount was totally settled.

7. Financial investments and derivatives

7.1 Financial investments - securities

As of June 30, 2026

	No maturity	Up to 30 days	From 181 to 365 days	Over 365 days	Cost Value	Adjustment to fair value	Fair Value
Financial assets measured at fair value through profit or loss	313,669	2	37,616	67,178	418,465	(1)	418,464
Government Bonds - LFT (1) (3)	-	-	37,614	67,176	104,790	(1)	104,789
Investment Fund Quotas	313,669	-	-	-	313,669	-	313,669
Other investments	-	2	2	2	6	-	6

Financial assets measured at fair value through other comprehensive income	-	968,257	727,087	1,506,785	3,202,128	1,338	3,203,466
Government Bonds - LFT (1) (3)	-	968,257	727,087	1,505,705	3,201,049	1,354	3,202,403
Government Bonds – NTN-B (4)	-	-	-	1,080	1,080	(16)	1,063

Financial assets measured at amortized cost	107,539	682,710	-	1,741,374	2,531,623	(21,860)	2,509,765
Government Bonds - LTN (2)	-	149,955	-	430,173	580,128	5,698	585,826
Government Bonds - NTN-F (6)	-	532,755	-	1,311,201	1,843,956	(27,558)	1,816,398
Investment Fund Quotas	107,539	-	-	-	107,539	-	107,539
Total	421,208	1,650,969	764,703	3,315,337	6,152,216	(20,523)	6,131,695

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

As of December 31, 2025

	No maturity	Up to 30 days	From 181 to 365 days	Over 365 days	Cost Value	Adjustment to fair value	Fair Value

Financial assets measured at fair value through profit or loss	-	-	-	42,426	42,427	8	42,435
Government Bonds - LFT (1)	-	-	-	35,195	35,195	8	35,203
Other investments	-	-	-	7,231	7,232	-	7,232
Financial assets measured at fair value through other comprehensive income	-	818,751	114,037	2,022,256	2,997,634	2,917	3,000,551
Government Bonds - LFT (1) (3)	-	818,751	114,037	2,021,222	2,996,600	2,916	2,999,516
Government Bonds – NTN-B (4)	-	-	-	1,034	1,034	1	1,035
Financial assets measured at amortized cost	99,926	199,880	141,957	2,344,670	2,883,764	7,325	2,891,089
Government Bonds - LTN (2) (5)	-	199,880	141,957	510,963	950,131	15,709	965,840
Government Bonds - NTN-F (6)	-	-	-	1,833,707	1,833,707	(8,384)	1,825,323
Investment Fund Quotas	99,926	-	-	-	99,926	-	99,926
Total	99,926	1,018,631	255,994	4,409,352	5,923,825	10,250	5,934,075

(1)	Treasury Selic (LFT): Variable interest rate bonds whose returns follow the variation of the SELIC. The Group makes the investment and receives the face value (amount invested plus interest) on the maturity date of the bond.

(2)	Fixed Treasury (LTN): Government bonds with a fixed interest rate at the time of purchase. The Group makes the investment and receives the face value (amount invested plus interest), on the maturity date of the bond.

(3)	The Group allocated the guarantees for credit card transactions in LFT; refer to note 12.1.2 for further details.

(4)	National Treasury Notes (NTN-B): Variable income securities whose yield follows the variation of the Brazilian official inflation index (The IPCA (Índice de Preços ao Consumidor Amplo) is Brazil’s official consumer price inflation index which measures the change in the cost of a basket of consumer goods and services and is calculated by the Brazilian Institute of Geography and Statistics (IBGE) “IPCA”) plus a fixed-rate coupon. The Group makes the investment and receives the nominal value (amount invested adjusted for IPCA variation plus interest) on the security’s maturity date.

(5)	In June 2025 the business model was changed and approved by Management to reclassify a financial asset previously classified as Fair Value through Other Comprehensive Income (FVOCI) on December 31, 2024 to Financial assets measured at amortized cost. This adjustment occurred on July 1, 2025, related to the Mark-to-Market (MTM) valuation, resulting in a financial impact of R$ 24,696, so that it is measured as if it had been originally classified in the Amortized Cost category.

(6)	National Treasury Note (NTN-F): Government bonds with a fixed interest rate at the time of purchase. The Group makes the investment and receives the face value (amount invested plus interest), on the maturity date of the bond.

7.2 Derivative Financial instruments

Fair Value and Notional values by risk factor and maturity as of June 30, 2026

	Fair Value	Notional value	Up to 30 days	From 31 to 365 days
Assets
Derivative hedging instrument of portfolio hedge accounting
Derivative financial instruments (Swap)	23,912	568,833	7,871	16,041
DI1 – futures contracts (1) (2)	-	11,032,133	-	-
Total	23,912	11,600,966	7,871	16,041

Derivatives measured at fair value through profit or loss
DI1 and DDI - futures contracts (1) (2)	1,055	432,300	1,055	-
Total	1,055	432,300	1,055	-
Total Assets	24,967	12,033,266	8,926	16,041

Liabilities
Derivatives measured at fair value through profit or loss
DI1 - futures contracts (1) (2)	8,167	11,393,400	8,167	-
Derivative financial instrument (Swap)	12,355	689,124	12,355	-
Total liabilities	20,522	12,082,524	20,522	-

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

Fair Value and Notional values by risk factor and maturity as of December 31, 2025

	Fair Value	Notional value	Up to 30 days	From 31 to 365 days	Over 365 days

Assets
Derivative hedging instrument of portfolio hedge accounting
Derivative financial instruments (Swap)	27,572	1,201,903	11,088	5,601	10,883
DI1 – futures contracts (1) (2)	1,299	11,779,400	1,299	-	-
Total	28,871	12,981,303	12,387	5,601	10,883

Derivatives measured at fair value through profit or loss
DI1 and DDI - futures contracts (1) (2)	145	1,274,996	145	-	-
Total	145	1,274,996	145	-	-
Total assets	29,016	14,256,299	12,532	5,601	10,883

Liabilities
Derivatives measured at fair value through profit or loss
DI1 – futures contracts (1) (2)	1,674	3,252,200	1,674	-	-
Derivative financial instrument (Swap)	14,077	661,322	14,077	-	-
Total liabilities	15,751	3,913,522	15,751	-	-

(1)	As of June 30, 2026 and December 31, 2025 – DI1 Futures Contracts are commitments to buy or sell a financial instrument at a future date, at a previously agreed price or yield. For these instruments, daily settlements are made related to changes in market prices.

(2)	PicPay started the portfolio fair value hedge of interest rate risk in February 2024.

8. Financial assets measured at amortized cost

8.1 Trade receivables

	June 30, 2026	December 31, 2025
Financial transactions processed by acquirers (1) (3)	642,548	463,663
Financial transactions processed by card issuers (2) (3)	2,823,232	3,273,306
Other trade receivables	301,074	409,352
Total	3,766,854	4,146,321

(1)	Amounts receivable from acquirers as a result of processing transactions in the role of sub-acquirer.

(2)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients in the role of acquirer.

(3)	Amount net of ECL (expected credit losses) and fraud risk (chargeback) in the amount of R$ 362 and R$3,058 respectively, as of June 30, 2026 (R$ 397 and R$ 2,225 respectively, as of December 31, 2025).

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

8.1.1 Breakdown by maturity – Trade receivables

As of June 30, 2026

	Receivables falling due:	Receivables overdue:	Total
Up to 30 days	2,347,630	63,618	2,411,248
From 31 to 60 days	349,524	26,434	375,958
From 61 to 90 days	240,025	4,453	244,478
From 91 to 180 days	394,831	1,596	396,427
From 181 to 365 days	185,438	143,724	329,162
Over 365 days	8,941	640	9,581
Total	3,526,389	240,465	3,766,854

As of December 31, 2025

	Receivables falling due:	Receivables overdue:	Total
Up to 30 days	2,563,908	48,320	2,612,228
From 31 to 60 days	442,127	2,073	444,200
From 61 to 90 days	277,610	141,699	419,309
From 91 to 180 days	450,954	2,027	452,981
From 181 to 365 days	206,774	684	207,458
Over 365 days	6,154	3,991	10,145
Total	3,947,527	198,794	4,146,321

8.2 Consumer loans

	June 30, 2026	December 31, 2025
Gross amount - Consumer Loans (a)	31,942,332	24,068,242
Credit loss allowance – on balance (b)	(4,406,775)	(3,121,544)
Credit loss allowance – off balance (1)	(43,286)	(33,842)
Total credit loss allowance	(4,450,061)	(3,155,386)

Total consumer loans - amortized cost (a +b)	27,535,557	20,946,698
Fair Value Adjustment – Portfolio Hedge (Note 28.2 - c) (2)	(99,099)	(33,179)
Consumer loans	27,436,458	20,913,519

(1)	Provision for expected credit loss of pre-approved credit card limits available to customers, presented as other liabilities in the statement of financial position. Value of the limit disclosed in Note 28.1.

(2)	This balance includes a loan granted by PicPay Bank to certain individuals in the amount of R$391,563 to finance a management buy-out (MBO) transaction involving the acquisition of an equity interest in Kovr Participações. The loans are substantially secured by a corporate guarantee provided by J&F S.A, as disclosed in note 18.2.2

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

8.2.1 Credit loss allowance breakdown

As of June 30, 2026

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
Credit card	7,834,658	24.53%	(207,302)	4.66%	2.65%
Loans to customers (1)	15,811,102	49.50%	(137,457)	3.09%	0.87%
Prepayment of receivables (2)	1,752,919	5.49%	(424)	0.01%	0.02%
Total consumer loans stage 1	25,398,679	79.51%	(345,183)	7.76%

Credit card	729,696	2.28%	(258,616)	5.81%	35.44%
Loans to customers (1)	1,676,286	5.25%	(782,403)	17.58%	46.67%
Prepayment of receivables (2)	1,913	0.01%	(4)	0.00%	0.21%
Total consumer loans stage 2	2,407,895	7.54%	(1,041,023)	23.39%

Credit card	411,122	1.29%	(331,635)	7.45%	80.67%
Loans to customers (1)	3,723,006	11.66%	(2,731,405)	61.38%	73.37%
Prepayment of receivables (2)	1,630	0.01%	(815)	0.02%	50.00%
Total consumer loans stage 3	4,135,758	12.95%	(3,063,855)	68.85%

Total consumer loans	31,942,332	100.00%	(4,450,061)	100.00%

As of December 31, 2025

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
Credit card	6,176,938	25.66%	(146,509)	4.64%	2.37%
Loans to customers (1)	12,218,389	50.77%	(129,323)	4.10%	1.06%
Prepayment of receivables (2)	1,029,909	4.28%	(471)	0.01%	0.05%
Total consumer loans stage 1	19,425,236	80.71%	(276,303)	8.75%

Credit card	512,833	2.13%	(141,107)	4.47%	27.52%
Loans to customers (1)	1,255,193	5.22%	(547,844)	17.37%	43.65%
Prepayment of receivables (2)	9,311	0.04%	(21)	0.00%	0.23%
Total consumer loans stage 2	1,777,337	7.39%	(688,972)	21.84%

Credit card	104,680	0.43%	(84,884)	2.69%	81.09%
Loans to customers (1)	2,760,757	11.47%	(2,105,111)	66.72%	76.25%
Prepayment of receivables (2)	232	0.00%	(116)	0.00%	50.00%
Total consumer loans stage 3	2,865,669	11.90%	(2,190,111)	69.41%

Total consumer loans	24,068,242	100.00%	(3,155,386)	100.00%

1)	Loans to customers are composed as follows:

“Personal loans” are loans of fixed amounts of money either for general purposes or to pay for specific goods or services in a buy now pay later context. Personal loans are typically paid back in regular installments over time.

“Payroll loans” are those in which the installments and interest are deducted directly from the consumer’s salary. These loans may be linked to government entities — such as in the case of public servants, pensions, or benefits paid by the government — or to private companies. The ability to deduct payments directly from customer’s payrolls significantly enhances credit quality. “FGTS Loans” are loans in which consumers can draw down in advance up to seven annual installments of their FGTS, while authorizing the Group to collect payment of these installments directly from the consumer’s FGTS accounts.

(2)	Prepayment of receivables correspond to contracts for the advance payment of energy, with future due dates. For more information, please refer to the explanatory note 18.2.1 and 18.3.1.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

8.2.2 Breakdown by maturity

Credit card:

	Not Overdue		Overdue		Not Overdue		Overdue
	June 30, 2026%		June 30, 2026%		December 31, 2025%		December 31, 2025%
Up to 30 days	3,603,500	40.15%	592,263	6.60%	2,867,453	42.20%	444,968	6.55%
From 31 to 60 days	1,218,085	13.57%	226,272	2.52%	983,722	14.48%	122,001	1.80%
From 61 to 90 days	763,715	8.51%	151,229	1.68%	614,390	9.04%	41,352	0.61%
From 91 to 180 days	519,640	5.79%	283,026	3.15%	412,042	6.06%	63,888	0.94%
From 181 to 365 days	1,298,866	14.47%	127,221	1.42%	1,055,994	15.54%	40,212	0.59%
From 1 to 3 years	172,077	1.92%	1	0.00%	147,695	2.18%	734	0.01%
From 3 to 5 years	8,612	0.10%	-	0.00%	-	0.00%	-	0.00%
Over 5 years	10,968	0.12%	-	0.00%	-	0.00%	-	0.00%
Total	7,595,464	84.62%	1,380,012	15.38%	6,081,296	89.50%	713,155	10.50%
Total overdue and not overdue			8,975,476	100.00%			6,794,451	100.00%

Loans to customers:

	Not Overdue		Overdue		Not Overdue		Overdue
	June 30, 2026%		June 30, 2026%		December 31, 2025%		December 31, 2025%
Up to 30 days	151,688	0.72%	919,234	4.33%	551,681	3.40%	876,975	5.40%
From 31 to 60 days	970,272	4.57%	606,871	2.86%	440,395	2.71%	467,730	2.88%
From 61 to 90 days	524,571	2.47%	536,236	2.53%	383,779	2.36%	398,751	2.46%
From 91 to 180 days	492,292	2.32%	1,328,419	6.26%	374,275	2.31%	772,301	4.76%
From 181 to 365 days	2,825,233	13.32%	1,373,260	6.47%	1,946,765	11.99%	842,991	5.19%
From 1 to 3 years	6,185,472	29.16%	13,435	0.06%	4,265,978	26.28%	5,211	0.03%
From 3 to 5 years	3,163,252	14.91%	-	0.00%	2,522,961	15.54%	-	0.00%
Over 5 years	2,120,159	10.00%	-	0.00%	2,384,546	14.69%	-	0.00%
Total	16,432,939	77.48%	4,777,455	22.52%	12,870,381	79.28%	3,363,958	20.72%
Total overdue and not overdue			21,210,394	100.00%			16,234,339	100.00%

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

Prepayment of receivables:

	Not Overdue		Overdue		Not Overdue		Overdue
	June 30, 2026%		June 30, 2026%		December 31, 2025%		December 31, 2025%
Up to 30 days	353,465	20.12%	471	0.03%	17,981	1.73%	66,043	6.35%
From 31 to 60 days	467,818	26.63%	343	0.02%	81,571	7.85%	8,711	0.84%
From 61 to 90 days	192,007	10.93%	1,585	0.09%	61,678	5.93%	601	0.06%
From 91 to 180 days	105,378	6.00%	1,542	0.09%	57,798	5.56%	218	0.02%
From 181 to 365 days	226,992	12.92%	59	0.00%	336,243	32.35%	13	0.00%
From 1 to 3 years	349,212	19.88%	14	0.00%	324,638	31.23%	-	0.00%
From 3 to 5 years	57,576	3.28%	-	0.00%	83,956	8.08%	-	0.00%
Over 5 years	-	0.00%	-	0.00%	17,981	1.73%	-	0.00%
Total	1,752,448	99.77%	4,014	0.23%	963,866	92.73%	75,586	7.27%
Total overdue and not overdue			1,756,462	100.00%			1,039,452	100.00%

8.3 Expected credit losses - by credit quality vs. stages

As of June 30, 2026, the ECL allowance totaled R$ 4,450,061 (R$ 3,155,386 as of December 31, 2025). The Group monitors the expected credit loss allowance coverage ratio (table below) over the gross receivables amount to monitor credit risk.

The table below shows the credit card portfolio segmented by ranges of PD and stages as of June 30, 2026 and December 31, 2025.

Credit card

As of June 30, 2026

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	4,579,043	51.02%	(46,814)	5.87%	1.02%
Stage 1	4,578,849	51.02%	(46,812)	5.87%	1.02%
Stage 2	194	0.00%	(2)	0.00%	1.03%

5% <= PD <= 20%	2,623,818	29.23%	(88,620)	11.11%	3.38%
Stage 1	2,619,874	29.19%	(88,432)	11.09%	3.38%
Stage 2	3,944	0.04%	(188)	0.02%	4.77%

PD > 20%	1,772,615	19.75%	(662,118)	83.02%	37.35%
Stage 1	635,935	7.09%	(72,058)	9.03%	11.33%
Stage 2	725,558	8.08%	(258,426)	32.40%	35.62%
Stage 3	411,122	4.58%	(331,634)	41.58%	80.67%
Total	8,975,476	100.00%	(797,552)	100.00%	8.89%

Loans to customers

As of June 30, 2026

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	11,564,455	54.52%	(29,061)	0.80%	0.25%
Stage 1	11,558,971	54.50%	(28,949)	0.79%	0.25%
Stage 2	5,484	0.03%	(112)	0.00%	2.04%

5% <= PD <= 20%	3,427,741	16.16%	(41,518)	1.14%	1.21%
Stage 1	3,272,176	15.43%	(26,302)	0.72%	0.80%
Stage 2	155,565	0.73%	(15,216)	0.42%	9.78%

PD > 20%	6,218,198	29.32%	(3,580,687)	98.07%	57.58%
Stage 1	979,956	4.62%	(82,205)	2.25%	8.39%
Stage 2	1,515,237	7.14%	(767,076)	21.01%	50.62%
Stage 3	3,723,005	17.55%	(2,731,406)	74.81%	73.37%
Total	21,210,394	100.00%	(3,651,266)	100.00%	17.21%

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

Prepayment of receivables

As of June 30, 2026

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	1,754,832	99.91%	(428)	34.43%	0.02%
Stage 1	1,752,919	99.80%	(424)	34.11%	0.02%
Stage 2	1,913	0.11%	(4)	0.32%	0.21%

PD > 20%	1,630	0.09%	(815)	65.57%	50.00%
Stage 3	1,630	0.09%	(815)	65.57%	50.00%

Total	1,756,462	100.00%	(1,243)	100.00%	0.07%

Credit Card

As of December 31, 2025

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	4,021,475	59.19%	(39,358)	10.57%	0.98%
Stage 1	4,021,410	59.19%	(39,357)	10.57%	0.98%
Stage 2	65	0.00%	(1)	0.00%	1.54%

5% <= PD <= 20%	1,744,158	25.67%	(58,473)	15.70%	3.35%
Stage 1	1,720,419	25.32%	(57,372)	15.40%	3.33%
Stage 2	23,739	0.35%	(1,101)	0.30%	4.64%

PD > 20%	1,028,818	15.14%	(274,669)	73.74%	26.70%
Stage 1	435,109	6.40%	(49,780)	13.36%	11.44%
Stage 2	489,029	7.20%	(140,005)	37.59%	28.63%
Stage 3	104,680	1.54%	(84,884)	22.79%	81.09%

Total	6,794,451	100.00%	(372,500)	100.00%	5.48%

Loans to consumer

As of December 31, 2025

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	7,527,849	46.37%	(33,670)	1.21%	0.45%
Stage 1	7,519,438	46.32%	(33,495)	1.20%	0.45%
Stage 2	8,411	0.05%	(175)	0.01%	2.08%

5% <= PD <= 20%	4,008,363	24.69%	(29,736)	1.07%	0.74%
Stage 1	3,928,205	24.20%	(23,108)	0.83%	0.59%
Stage 2	80,158	0.49%	(6,628)	0.24%	8.27%

PD > 20%	4,698,128	28.94%	(2,718,873)	97.72%	57.87%
Stage 1	770,746	4.75%	(72,720)	2.61%	9.44%
Stage 2	1,166,625	7.19%	(541,042)	19.45%	46.38%
Stage 3	2,760,757	17.00%	(2,105,111)	75.66%	76.25%

Total	16,234,340	100.00%	(2,782,279)	100.00%	17.14%

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

Prepayment of receivables

As of December 31, 2025

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	1,039,220	99.98%	(492)	80.92%	0.05%
Stage 1	1,029,909	99.08%	(471)	77.47%	0.05%
Stage 2	9,311	0.90%	(21)	3.45%	0.23%

PD > 20%	232	0.02%	(116)	19.08%	50.00%
Stage 3	232	0.02%	(116)	19.08%	50.00%

Total	1,039,452	100.00%	(608)	100.00%	0.06%

8.3.1 Changes in credit loss allowance

As of June 30, 2026

Credit card

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of December 31, 2025	146,509	141,107	84,884	372,500
Transfer from stage 1 to stage 2	(12,713)	12,713	-	-
Transfer from stage 1 to stage 3	(7,418)	-	7,418	-
Transfer from stage 2 to stage 3	-	(36,291)	36,291	-

Transfer from stage 2 to stage 1	10,301	(10,301)	-	-
Transfer from stage 3 to stage 1	143	-	(143)	-
Transfer from stage 3 to stage 2	-	158	(158)	-
Newly originated financial assets (1)	60,062	50,274	14,542	124,878
Changes in exposures and risk migration (2)	10,418	100,956	217,129	328,503
Write-offs	-	-	(28,329)	(28,329)
Credit loss allowance as of June 30, 2026	207,302	258,616	331,634	797,552

Loans to customers

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of December 31, 2025	129,323	547,844	2,105,111	2,782,278
Transfer from stage 1 to stage 2	(3,458)	3,458	-	-
Transfer from stage 1 to stage 3	(16,310)	-	16,310	-
Transfer from stage 2 to stage 3	-	(205,866)	205,866	-

Transfer from stage 2 to stage 1	5,620	(5,620)	-	-
Transfer from stage 3 to stage 1	408	-	(408)	-
Transfer from stage 3 to stage 2	-	230	(230)	-
Newly originated financial assets (1)	61,437	100,227	54,238	215,902
Changes in exposures and risk migration (2)	(39,564)	342,130	948,732	1,251,298
Write-offs	-	-	(598,213)	(598,213)
Credit loss allowance as of June 30, 2026	137,456	782,403	2,731,406	3,651,266

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

Prepayment of receivables

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of December 31, 2025	471	21	116	608
Newly originated financial assets	100	4	750	854
Changes in exposures and risk migration (2)	(146)	(21)	(52)	(219)
Credit loss allowance as of June 30, 2026	425	4	814	1,243

(1)	ECL allowances as of June 30, 2026 for financial assets originated during the period 2026.

(2)	Change in ECL allowances due to changes in exposure amounts as well as migration of exposures between stages and risk bands within stages, are associated with credit portfolio movement and rollovers during the period.

As of December 31, 2025

Credit card

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of December 31, 2024	64,296	96,270	147,587	308,153
Transfer from stage 1 to stage 2	(1,861)	1,861	-	-
Transfer from stage 1 to stage 3	(602)	-	602	-
Transfer from stage 2 to stage 3	-	(1,012)	1,012	-
Transfer from stage 2 to stage 1	5,542	(5,542)	-	-
Transfer from stage 3 to stage 1	150	-	(150)	-
Transfer from stage 3 to stage 2	-	73	(73)	-
Newly originated financial assets (1)	72,341	77,692	30,426	180,459
Changes in exposures and risk migration (2)	(6,227)	(13,394)	(54,166)	(73,787)
Write-offs	-	-	(32,850)	(32,850)
Changes to ECL calculation methods	12,870	(14,841)	(7,504)	(9,475)
Credit loss allowance as of December 31, 2025	146,509	141,107	84,884	372,500

Loans to customers

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of December 31, 2024	43,282	204,055	308,730	556,067
Transfer from stage 1 to stage 2	(152)	152	-	-
Transfer from stage 1 to stage 3	(1,132)	-	1,132	-
Transfer from stage 2 to stage 3	-	(25,681)	25,681	-
Transfer from stage 2 to stage 1	3,797	(3,797)	-	-
Transfer from stage 3 to stage 1	629	-	(629)	-
Transfer from stage 3 to stage 2	-	70	(70)	-
Newly originated financial assets (1)	55,656	21,083	159,315	236,054
Changes in exposures and risk migration (2)	(5,404)	299,857	1,887,826	2,182,279
Write-offs	-	-	(202,402)	(202,402)
Changes to ECL calculation methods	32,647	52,105	(74,472)	10,280
Credit loss allowance as of December 31, 2025	129,323	547,844	2,105,111	2,782,278

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

Prepayment of receivables

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of December 31, 2024	-	-	-	-
Newly originated financial assets	471	21	116	608
Credit loss allowance as of December 31, 2025	471	21	116	608

8.4 Other receivables

	June 30, 2026	December 31, 2025
Receivables - related parties (1)	17,556	75,422
Compulsory deposits in Central Bank (2)	2,803,568	1,834,088
Sundry receivables (3)	783	1,500
Total	2,821,907	1,911,010

(1)	As of June 30, 2026, these amounts primarily relate to accounts receivable arising from the employee benefits prepaid card product for related companies.

(2)	Compulsory deposits are required by BACEN based on the amount of CDBs issued by PicPay Bank. These resources are remunerated at the Brazilian SELIC rate (special settlement and custody system of the BACEN).

(3)	Mainly related to receivables from government entities. The Group’s assessment is that there is no risk on the outstanding balances of its “Other receivables”.

8.4.1 Breakdown by maturity – Other receivables

As of June 30, 2026

	Receivables falling due:	Receivables overdue:	Total

Up to 30 days	2,814,942	75	2,815,017
From 31 to 60 days	1,316	795	2,111
From 61 to 90 days	1,482	2,669	4,151
From 91 to 180 days	531	1	532
From 181 to 365 days	-	54	54
Over 365 days	-	42	42
Total	2,818,271	3,636	2,821,907

As of December 31, 2025

	Receivables falling due:	Receivables overdue:	Total

Up to 30 days	1,910,827	-	1,910,827
From 31 to 60 days	-	54	54
From 61 to 90 days	-	129	129
Total	1,910,827	183	1,911,010

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

9. Tax assets

	June 30, 2026	December 31, 2025
Income tax and social contribution to offset (1)	1,632,808	1,533,487
Deferred tax assets	2,277,167	2,075,930
Total	3,909,975	3,609,417

(1)	Primarily relates to withholding income tax and social contribution on income from financial investments which can be used to settle other federal tax amounts due. For June 30, 2026, the amount of R$ 54,182 refers to inflation indexation and was recognized as “Other income” in the consolidated statements of profit or loss while such amount for December 31, 2025 was R$ 90,450.

9.1 Deferred tax assets

	December 31, 2025	Realization		Additions		June 30, 2026
Temporary differences	1,369,967	(714,529)		921,590		1,577,028
Provisions for credit losses	1,011,633	(631,241)		844,956		1,225,348
Fair value adjustment - Financial assets measured at fair value through profit or loss	42,877	(35,341)		54,432		61,968
Others	315,457	(47,947	)(1)	22,202	(3)	289,712
Tax loss and social contribution negative basis	705,963	(33,967	)(2)	28,143	(4)	700,139
Total	2,075,930	(748,496)		949,733		2,277,167

(1)	The realization refers to the payment of the profit sharing programs.

(2)	The realization refers to Guiabolso Finanças e Correspondente Bancário and Picpay Pagamentos.

(3)	The amounts mainly represent temporary adjustments for June 30, 2026, including adjustments basically related to profit sharing, long-term incentives, contingencies.

(4)	Picpay Instituição de Pagamento recognized the DTA on tax loss carryforward due to the reduction in taxable profit caused by P&D tax benefit for 2025.

9.2 Deferred tax liability

The PicPay Bank recognized a deferred tax liability related to the mark-to-market valuation of DI and DDI futures derivatives. The taxes will be due upon realization of the securities, as permitted by Law.

	December 31, 2025	Realization		Additions	June 30, 2026
Fair value adjustment – future contract (DI and DDI)	(37,791)	34,753	(1)	(18,730)	(21,768)
Total	(37,791)	34,753		(18,730)	(21,768)

(1)	Picpay Bank proceeds adjustments in taxable profit in the tax return for the FY 2025 and such amount of DTL will be paid.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

10. Intangible assets

	June 30, 2026
	Value at cost	Accumulated Amortization	Total
Internally/Externally developed software (1)	1,930,437	(770,494)	1,159,943
Software licenses	249,051	(236,362)	12,689
Purchased software	65,015	(46,721)	18,294
Software acquired through business combination (2)	66,924	(58,169)	8,755
Other intangible assets	30,000	(1,501)	28,499
Goodwill (2)	50,520	-	50,520
Total	2,391,947	(1,113,247)	1,278,700

	December 31, 2025
	Value at cost	Accumulated Amortization	Accumulated Impairment	Total
Internally/Externally developed software (1)	1,612,816	(607,674)	-	1,005,142
Software licenses	248,789	(201,563)	(128)	47,098
Purchased software	63,008	(41,780)	(624)	20,604
Software acquired through business combination (2)	66,924	(51,477)	-	15,447
Goodwill (2)	50,520	-	-	50,520
Total	2,042,057	(902,494)	(752)	1,138,811

The table below demonstrates the changes during the years presented:

Six-month period ended June 30, 2026

	December 31, 2025	Additions	Write-offs	Amortization for the period	June 30, 2026
Internally/Externally developed software (1)	1,005,142	325,595	(6,389)	(164,406)	1,159,942
Software licenses	47,098	263	-	(34,672)	12,689
Purchased software	20,604	2,007	-	(4,317)	18,294
Software acquired through business combination (2)	15,447	-	-	(6,692)	8,755
Other intangible assets	-	30,000	-	(1,500)	28,500
Goodwill (2)	50,520	-	-	-	50,520
Total	1,138,811	357,865	(6,389)	(211,587)	1,278,700

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

Six-month period ended June 30, 2025

	December 31, 2024	Additions	Amortization for the period	June 30, 2025
Internally/Externally developed software (1)	774,562	242,551	(122,507)	894,606
Software licenses	43,435	70,348	(61,901)	51,882
Purchased software	30,065	-	(5,519)	24,546
Software acquired through business combination (2)	28,832	-	(6,693)	22,139
Goodwill (2)	50,520	-	-	50,520
Total	927,414	312,899	(196,620)	1,043,693

(1)	Development of continuing improvements in digital solutions such as mobile banking applications, marketplace, business solutions and investment platforms. The useful life of the internally and externally developed software is defined as being between 5 to 10 years for the purposes of amortization.

(2)	Additions through business combination and common control transactions.

11. Third-party funds

	June 30, 2026	December 31, 2025
User balance - CDBs (1)	32,799,587	27,838,964
User balance - Payment accounts (2)	1,185,726	856,573
Other obligations under financial Instruments (3)	802,216	752,571
Balance of commercial establishments – corporates (4)	515,936	526,607
Deposits – corporate customers	4,076	115
Financial Liabilities under repurchase agreements - LFT (5)	524,122	-
Total	35,831,663	29,974,830

(1)	PicPay Bank offers CDBs to its users. These instruments are indexed to the CDI and may be either redeemable at any time or subject to fixed maturity dates. As of June 30, 2026, the average yield rate on these CDBs was approximately 97% of the CDI.

(2)	Refers to the balance of the payment accounts held by users backed by financial investments (as disclosed in note 28.2 a) and amounts referring to withdrawals pending processing at the recipient’s bank.

(3)	Refers to non-convertible subordinated Financial Letters, namely: a fixed-rate senior Financial Letter (R$ 263,044) and a CDI-indexed subordinated Financial Letter (R$ 539,172), maturing on December 22, 2027 and December 28, 2039, respectively.

(4)	Refers to balances payable to commercial establishments related to the processing of sales via the PicPay payment arrangement.

(5)	Values relating to LFTs with a bank that is not linked to related parties within the group.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

12. Trade payables

	June 30, 2026	December 31, 2025
Service providers and consumables	465,981	534,307
Related parties	30	30
Operational suppliers	360,327	304,618
Credit card transactions	5,710,040	4,655,769
Other suppliers	-	2,389
Total	6,536,378	5,497,113

In Brazil, payments to the credit card network (for further details, see Note 12.1) follow a similar settlement schedule. However, as receipts from cardholders and payments to the credit card network are aligned, the Group is exposed to cardholder credit risk, since it remains obligated to settle amounts due to the credit card network even in cases where cardholders fall behind on their payments. These amounts include credit card balances not paid in full by customers and subsequently converted into fixed-rate installment plans, as well as installment purchases, which comprise credit card transactions that allow payment to be made in more than one installment.

12.1 Credit card transactions

Corresponds to the amount payable to acquirers related to credit and debit card transactions. The amounts to be transferred to the card network are settled according to the transaction installments, substantially within up to 27 days for non-installment domestic transactions; 1 business day for international transactions, and, in the case of installment transactions, the amounts are mostly settled over a period of up to 36 months through monthly payments.

The table below provides a detailed breakdown of credit card transactions categorized by maturity, as of June 30, 2026 and December 31, 2025:

12.1.1 Breakdown by maturity – Credit card transactions

	June 30, 2026	December 31, 2025
Up to 30 days	2,554,496	1,493,794
From 31 to 60 days	935,674	953,940
From 61 to 90 days	642,549	651,186
From 91 to 180 days	1,056,967	1,057,386
From 181 to 365 days	496,419	485,028
Over 365 days	23,935	14,435
Total	5,710,040	4,655,769

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

12.1.2 Collateral for credit card transactions

As of June 30, 2026, the Company held R$ 1,070,076 in government bonds pledged as collateral for settlement of credit card transactions, in favor of Mastercard, Visa, and Elo (R$ 835,207 as of December 31, 2025). These government bonds are measured at fair value through profit or loss and fair value through other comprehensive income and serve as collateral for amounts payable to the network (Refer to note 7 for further details). The average remuneration rate for these pledged government bonds was 1.15% per month for the period ended June 30, 2026 (1.12 % per month for the year ended December 31, 2025).

13. Obligation to FIDC FGTS quota holders

	June 30, 2026	December 31, 2025

Senior quotas	2,090,938	815,557
Total	2,090,938	815,557

The obligations to FIDC FGTS quota holders refer to amounts payable related to senior quotas issued in connection with the securitization of receivables arising from FGTS consumer advances originated by PicPay Bank. This balance comprises the outstanding principal of the senior quotas and the related accrued interest not yet settled.

Although the fund has an indefinite term, the senior quotas mature within six years from the date of the initial capital contribution and bear remuneration at a rate equivalent to CDI plus 1.50% per annum. The senior quotas may also be redeemed prior to maturity upon the occurrence of certain predefined events, including events related to bankruptcy claims.

Additionally, quotas of a new fund denominated “FIDC FGTS II” was issued during the six-month period ended June 2026. For the six-month period ended June 30, 2026, accrued interest amounted to R$122,272 (R$59,257 for the six-month period ended June 30, 2025), recognized under “Interest and other financial expenses”.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

14. Labor obligations

	June 30, 2026	December 31, 2025
Personnel expenses payable	420,080	488,873
Social security charges payable (1) (2)	124,798	106,045
Total	544,878	594,918

(1)	Of the balance of social security charges payable, for the period ended June 30, 2026 R$ 45,724 (R$ 73,813 for the year ended December 31, 2025), correspond to payroll taxes and social security charges resulting from cash-settled awards and equity-settled awards, as disclosed in Note 20d.

(2)	As of December 31, 2025 the amount R$ 126,966 was reclassified from Labor obligations to Tax Claims as explained on note 19c.

15. Tax

15.1 Taxes payable

	June 30, 2026	December 31, 2025
Withholding taxes	14,409	16,049
Payroll Taxes	36,675	40,795
Social security contribution on revenues (1)	47,657	40,534
Income tax and social contribution	374,316	721,522
Other taxes	8,932	7,598
Total	481,989	826,498

15.2 Income tax and social contribution

	Three-month period ended Jun 30, 2026		Six-month period ended Jun 30, 2026	Three-month period ended Jun 30, 2025	Six-month period ended Jun 30, 2025
Profit before income tax	268,398		490,112	106,058	182,674
Income tax and social contribution (1)	(120,780)		(220,551)	(47,726)	(82,203)
(Additions) exclusions	121,410		151,204	61,931	107,887
Effect of different tax rates – subsidiaries	3,378		13,389	11,207	27,903
Compensation of previously unrecognized deductible temporary differences	6,881		7,265	(5,338)	(1,461)
Compensation of previously unrecognized tax losses(2)	27,254		27,254	22,580	26,615
R&D Tax incentives (3)	79,356		79,356	63,873	64,812
Others	4,541		23,940	(30,391)	(9,982)
Total income tax and social contribution	630		(69,347)	14,205	25,685
Current taxes	(116,629)		(316,546)	(265,835)	(453,379)
Deferred taxes	117,259		247,199	280,040	479,064
Total income tax and social contribution	630		(69,347)	14,205	25,685
Effective rate (%)	0	%(3)	14%	13%	14%

(1)	The Group’s operations are primarily conducted in entities subject to income tax and social contribution in Brazil. All material entities in Brazil are subject to corporate income tax of 25%. Social contribution is generally levied at 20% for financial entities and 9% for non-financial entities. The tax rate used was the one applicable to PicPay Bank, which represents the most significant portion of the operations of the Group. The effect of other tax rates is shown in the table above as “Effect of different tax rates – subsidiaries”.

(2)	Picpay Instituição de Pagamento recognized additional DTA on tax loss carryforward due to the reduction of income tax and social contribution in the FY 2025 by P&D tax incentive.

(3)	On June 30, 2026 the subsidiaries Instituição de Pagamento and Bank recognized P&D tax incentives related to FY 2025, which reduced the effective tax rate to zero in the second quarter.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

15.3 Unrecognized deferred tax assets

The Group has unrecognized deferred tax assets in its subsidiaries for which it is not expected that future taxable profits will be sufficient to consume the deferred tax assets in an appropriate period of time. The Group’s unrecognized deferred tax assets, shown on the table below, without expiration date, were calculated on income tax losses and temporary differences at a rate of 34% for Guiabolso (and its subsidiary), and Crednovo; and at a rate of 40% for PicPay Invest.

	June 30, 2026		December 31, 2025
	Gross amount	Tax effect	Gross amount	Tax effect
Deductible temporary differences	9,027	3,359	14,054	5,262
Tax losses	311,311	113,712	275,109	101,390
Total	320,338	117,071	289,163	106,652

16. Provision for legal and administrative claims

	June 30, 2026
	Civil Claims	Labor Claims	Tax Claims	Total Claims
Opening balance	20,239	22,694	211,790	254,723
Constitution	39,809	13,613	11,460	64,882
Reversal	(7,252)	(7,869)	-	(15,121)
Reversal due to payment	(15,297)	(312)	-	(15,609)
Closing balance	37,499	28,126	223,250	288,875

	December 31, 2025
	Civil Claims	Labor Claims	Tax Claims	Total Claims
Opening balance	8,256	9,228	-	17,484
Constitution	43,899	19,175	211,790	274,864
Reversal	(12,976)	(5,581)	-	(18,557)
Reversal due to payment	(18,940)	(128)	-	(19,068)
Closing balance	20,239	22,694	211,790	254,723

a)	Civil claims

As of June 30, 2026, the Group recognized provisions of R$ 37,499 (R$ 20,239 as of December 31, 2025) for civil claims, the majority of which are claims by customers of compensation for moral and/or material damages. The amount considered as having a possible risk of loss, where no provision is recognized, totals R$37,481 (R$ 0 as of December 31, 2025). The Group estimates that the expected disbursement schedule is 18 months. However, due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

In connection with the acquisition of KOVR, Brazil’s antitrust authority (Conselho Administrativo de Defesa Econômica — “CADE”) has established a Procedimento Administrativo para Apuração de Ato de Concentração (APAC) n. 08700.004240/2026- 45. The referred administrative proceeding has been filed on July 29, 2026 (Despacho SG 998/2026).

a.1)	Securities Class Action in the United States of America

On June 5, 2026, a putative class action was filed before the U.S. District Court for the Southern District of New York, captioned FirstFire Global Opportunities Fund, LLC v. PicS N.V., et al., Case No. 1:26-cv-04793-VSB-JW, against PicS N.V. (the “Company”), certain of its current and former officers and directors, the underwriters of the Company’s initial public offering (“IPO”) and the Company’s controlling shareholder (the “Class Action”).

The Class Action asserts claims under Sections 11, 12 and 15 of the U.S. Securities Act of 1933, the federal statute governing public offerings of securities in the United States, and is brought on behalf of purchasers of Class A common shares issued in, or traceable to, the Company’s IPO, completed on January 30, 2026. The plaintiff alleges that the Registration Statement and the Prospectus for the IPO contained untrue statements of material fact and omitted material facts, and seeks damages, rescission and other relief.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

The proceeding is at an early stage. Considering the preliminary stage of the proceeding — Management, supported by the assessment of its external legal counsel, believes that neither the outcome of the proceeding nor the amount or range of potential loss, if any, can be reasonably estimated at this time.

The Company will continue to monitor the progress of the proceeding and will update this disclosure in subsequent periods should new developments allow the estimation of any potential effects.

b)	Labor claims

As of June 30, 2026, the Group recognized a labor provision of R$ 28,126 (R$ 22,694 as of December 31, 2025), considered as having a probable risk of loss where the plaintiffs claim the subsidiary conviction, as well as labor indemnities. The amount considered as having a possible risk of loss, where no provision is recognized, totals R$ 66,641 (R$ 48,265 as of December 31, 2025). The Group estimates that the expected disbursement schedule is 24 months, however due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

c)	Tax claims

As of June 30, 2026, the balance of the tax claims provisions is R$ 223,250 (R$ 211,790 on December 31, 2025) and the contingencies assessed as a possible risk of loss that are remained provisioned given the uncertainties surrounding the trials are amounted in R$ 99,488 (R$ 133,967 on December 31, 2025). The provision is basically composed by (i) exclusion of Tax on Services from both PIS and COFINS’ tax bases and (ii) limiting the tax base of third-party payroll contributions to 20 times the minimum wage.

17. Equity

a)	Share capital

On February 26, 2025, J&F International invested R$ 319,901 in PicS N.V. without the issuance of new shares. On the same date, PicS N.V. invested the same amount in PicS Ltd, without the issuance of new shares. On February 27, 2025, PicS Ltd invested R$ 321,490 in PicS Holding, through the issue and subscription of 321,489,832 quotas, all nominative and with par value of R$ 1. On the same date, PicS Holding invested R$ 321,750 in PicPay Bank, through the issue and subscription of 88,121,683 shares, all nominative and without par value.

On March 25, 2025, J&F International invested R$ 50,290 in PicS N.V. without the issuance of new shares. On March 26, 2025, PicS N.V. invested the same amount in PicS Ltd, without the issuance of new shares. On the same date, PicS Ltd invested R$ 50,775 in PicS Holding, through the issue and subscription of 50,774,638 quotas, all nominative and with a par value of R$ 1. On March 27, 2025, PicS Holding invested R$ 50,000 in PicPay Bank, through the issue and subscription of 31,643,364 shares, all nominative and without par value.

On April 28, 2025, J&F International invested R$ 125,524 in PicS N.V. without the issuance of new shares. On April 29, 2025, PicS N.V. invested R$ 122,073 in PicS Ltd., without the issuance of new shares. On April 30, 2025, PicS Ltd. invested R$ 121,616 in PicS Holding through the issuance and subscription of 121,616,277 quotas, all nominative and with a par value of R$ 1.00 each. Later, on the same day, PicS Holding invested R$ 121,154 in PicPay Bank through the issuance and subscription of 49,627,302 shares, all nominative and without par value.

On May 27, 2025, J&F International invested R$ 49,989 in PicS N.V. without the issuance of new shares. On the same day, PicS N.V. invested the same amount in PicS Ltd., without the issuance of new shares. On May 28, 2025, PicS Ltd. invested R$ 50,164 in PicS Holding through the issuance and subscription of 50,163,586 quotas, all nominative and with a par value of R$ 1.00 each. On May 29, 2025, PicS Holding invested R$ 49,973 in PicPay Bank through the issuance and subscription of 21,777,231 shares, all nominative and without par value.

On June 19, 2025, J&F International transferred one share issued by PicS N.V., with a nominal value of EUR 0.005 to Banco Original, and from this date Banco Original holds 9.5% of the share capital of the Company. On the same date, Stichting JAB distributed 1 share issued by PicS N.V. to Mr. José Antonio Batista, who transferred this 1 share to Mr. Albino Andrade de Pinho, from this date, Mr. Albino Andrade de Pinho holds 0.5% of the share capital of the Company.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

On July 21, 2025, J&F International invested R$ 108,442 in PicS N.V. without the issuance of new shares. On the same date, PicS N.V. invested the same amount in PicS Ltd. without the issuance of new shares. On July 23, 2025, PicS Ltd. invested R$ 108,317 in PicS Holding through the issuance and subscription of 108,317,593 quotas, all nominative and with par value of R$ 1.00 each. On the same date, PicS Holding invested R$ 107,906 in PicPay Bank through the issuance and subscription of 46,423,381 shares, all nominative and without par value.

On September 23, 2025, J&F International invested R$ 149,358 in PicS N.V. without the issuance of new shares. On September 24, 2025, PicS N.V. invested the same amount in PicS Ltd., without the issuance of new shares. On September 25, 2025, PicS Ltd. invested R$ 150,394 in PicS Holding through the issuance and subscription of 150,000,000 quotas, all nominative and with a par value of R$ 1.00 each. On September 26, 2025, PicS Holding invested R$ 150,000 in PicPay Bank through the issuance and subscription of 60,880,607 shares, all nominative and without par value.

On November 25, 2025, J&F International invested R$ 360,000 in PicS N.V. without the issuance of new shares. On the same day, PicS N.V. invested the same amount in PicS Ltd., also without the issuance of new shares. Subsequently, PicS Ltd. invested the same amount in PicS Holding through the issuance and subscription of 360,000,000 nominative quotas, each with a par value of R$ 1.00.

On November 26, 2025, a non-disproportional partial spin-off of PicS Holding was approved, which involved the transfer of a portion of its equity, totaling R$ 360,000, to J&F Participações S.A. As a result, J&F Participações S.A.’s direct interest in PicS Holding was terminated.

Following the completion of this transaction, PicS Ltd. became the holder of 100% of the share capital of PicS Holding.

On December 24, 2025, J&F International invested R$ 20,000 in PicS N.V. without the issuance of new shares, On December 29, 2025, PicS N.V. invested R$ 1,800 in PicPay Participações through the issuance and subscription of 1,800,000 nominative quotas, each with a par value of R$ 1.00.

As of December 31, 2025, the total share capital incorporated under Dutch law is EUR 1 divided into 200 shares, each with par value of EUR 0.005, all nominative and entitled to 1 vote per share and with priority in the distribution of dividends.

On December 31, 2025, by virtue of a Sale and Purchase Agreement, J&F International transferred one share issued by PicS N.V., with a nominal value of EUR 0.005 to Stichting JAB, from this date Stichting JAB holds 4% of the share capital of the Company.

On January 06, 2026, PicPay Participações e Investimentos LTDA, invested R$ 9,000 in Zem Collection Ltda,through the issuance and subscription of 9,000 quotas, all nominative and with par value of R$ 1.00 each.

On January 12, 2026, J&F International invested R$ 37,160 in PicS N.V. without the issuance of new shares. On January 13, 2026, PicS N.V. invested R$37,160 in PicPay Participações e Investimentos LTDA, through the issuance and subscription of 37,160,691 quotas, all nominative and with par value of R$ 1.00 each.

On January 14, 2026, PicPay Participações e Investimentos Ltda invested R$ 37,019 in Nosso Time Igaming Ltda, through the issuance and subscription of 37,019,279 quotas, all nominative and with par value of R$ 1.00 each.

On January 29, 2026, PicS N.V. (formerly PicPay Holdings Netherlands B.V.) went public on the NASDAQ stock exchange (NY). This change modified the company’s legal nature, transforming it from a limited liability company (“B.V.” in Dutch) to a public limited company (“N.V.” in Dutch). On February 13, 2026, PicS N.V. invested R$ 1.5 billion in PicS Ltd. without the issuance of new shares. On February 18, 2026, Pics Ltd. invested R$ 1.5 billion in Pics Holding Ltda through the issuance and subscription of 1.5 billion quotas, all nominative and with par value of R$ 1.00 each. On the same date, PicS Holding invested R$ 1.5 billion in PicPay Bank through the issuance and subscription of 725,025,763 shares, all nominative and without par value.

On May 15, 2026, PicS N.V. invested R$ 8,101 in Pics Holding Ltda through the issuance and subscription of 8,101 quotas, all nominative and with par value of R$ 1.00 each. On May 18, 2026, PicS Holding invested R$ 8,101,098 in Crednovo through the issuance and subscription of 154,087,049 shares, all nominative and without par value.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

b) Composition of share capital

	June 30, 2026		December 31, 2025
	Number of shares	Total shares %	Number of shares	Total shares %
Shareholder
J&F International B.V.	86,451,624	66.71%	162	81.00%
Banco Original S.A.	10,139,388	7.82%	8	4.00%
Stichting JAB	4,269,216	3.29%	6	3.00%
Stichting ACC Family	3,201,912	2.47%	2	1.00%
Stichting AGR	1,067,304	0.82%	2	1.00%
Stichting ECS	1,067,304	0.82%	19	9.50%
Albino Andrade de Pinho	533,652	0.41%	1	0.50%
Other Investors (Free Float)	22,857,143	17.64%	-	0.00%
Total	129,587,543	100.00%	200	100.00%

c) Earnings per share

	June 30, 2026	June 30, 2025
Earnings attributable to shareholders of the parent company	421,615,813	179,062,000
Weighted average outstanding shares - ordinary shares - basic	126,051,631	200
Earnings per share - basic and diluted	3.3448	895,310

(1)	amounts in reais

d) Share-based long-term incentive plan (LTIP)

PicPay operates a Long-Term Incentive Plan (“LTIP”) for employees from junior to executive levels. The LTIP was established by PicS Ltd on July 1, 2021 and was adopted by the Company and its subsidiaries. The LTIP is designed to support the Group’s long-term success by retaining key talents and aligning employees’ interests with those of the Group.

Under the LTIP, eligible employees may be granted awards that are either equity-settled or cash-settled, depending on the terms of each individual grant and the employee’s role. Awards granted under the LTIP are generally subject to both a service condition, requiring participants to remain actively employed by PicPay throughout the relevant vesting periods; and a non-market performance condition, requiring the occurrence of a qualifying liquidity event, defined as either (a) an initial public offering (“IPO”) of PicPay’s shares, or (b) a private placement of PicPay’s shares to third parties, as specified in the plan rules.

The overall vesting period is 5 years, divided into five annual tranches, each representing 20% of the total award. The first tranche vested after one full year of service from July 1, 2021. PicPay had the ability to elect additional beneficiaries after July 19, 2021, to whom the same vesting schedule applies. For beneficiaries hired after July 1, 2021, vesting periods start on fixed dates depending on the quarter of hire, as set out in the plan rules.

An award is considered vested only when both the service condition and the liquidity condition have been satisfied. Once an award has been vested, settlement (either in shares for equity-settled awards or in cash for cash-settled awards) is made within 30 days following the occurrence of the liquidity event. If the liquidity event occurs after the end of the original five-year vesting period, vested awards remain outstanding and the beneficiaries retain their entitlement, subject to the other terms of the plan.

On January 29, 2026, the completion of the IPO satisfied the non-market performance (liquidity) condition of the LTIP, and, to the extent that the service condition had been met by the beneficiaries at the IPO date, a portion of the outstanding LTIP awards vested and became eligible for settlement in cash or shares, as applicable.

18. Transactions with related parties

18.1 Agreements with Banco Original

18.1.1 - As of June 30, 2026, the interbank deposit (“DI”) position related to the fiduciary assignment of financial assets in the amount of R$ 148,459, for guarantees with Banco Original S.A.

18.1.2 – On February 25, 2026, pursuant to the Master Services Agreement – MSA, the Group and Banco Original entered into a Statement of Work – SOW (Solicitação de Serviço) relating to the provision of procurement, supplier management and facilities services. The SOW has a twelve (12) months term, effective as of February 25, 2026, and automatically renews for successive twelve (12) month periods unless terminated by either party upon 30 days’ prior written notice.

18.1.3 – On February 12, 2026, pursuant to the Master Services Agreement – MSA, the Group and Banco Original entered into a Statement of Work – SOW (Solicitação de Serviço) relating to the provision of customer support services relating to Banco Original originated customers. The SOW has a twenty-four (24) months term, effective as of October 20, 2024, and automatically renews for successive twelve (12) month periods unless terminated by either party upon 60 days’ prior written notice.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

18.1.4 – On February 12, 2026, the Group and Banco Original entered into a Master Services Agreement – MSA (Contrato de Prestação de Serviços Master), pursuant to which the parties agreed on the general terms and conditions governing the provision of certain services to Banco Original. The MSA has a twenty-four (24) months term, effective as of October 20, 2024, and automatically renews for successive twelve (12) month periods unless terminated by either party upon 30 days’ prior written notice. From time to time, the parties may execute separate statements of work governed by and subject to the MSA, setting forth the specific terms and conditions applicable to each service.

18.1.5 – On May 16, 2025, the Group and Banco Original entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) to establish the criteria for cost rates, common expenses, deadlines, and conditions observed for sharing Information Security activities between the Group and Banco Original. The reimbursements from Banco Original are recognized in the statement of profit or loss as “administrative expenses”.

18.1.6 - On January 21, 2025, the Group and Banco Original entered into an Operational Agreement (Acordo Operacional para Utilização de Infraestrutura Administrativa) to provide administrative services, including human resources, systems sharing and materials used. The term of this agreement is indefinite. This agreement may be terminated by either party upon 30 days’ notice. Certain provisions and services under this agreement were subsequently partially replaced and are currently governed by the MSA and the related SOWs entered into between the parties, pursuant to sections 18.1.2 to 18.1.4. The reimbursements from Banco Original are recognized in the statement of profit or loss as “administrative expenses”.

18.1.7 - On July 4, 2024, the Group and Banco Original entered into a Derivatives Master Agreement (Contrato Global de Derivativos), with the purpose of establishing a standardized template for over the counter (OTC) transactions between the parties, streamlining the negotiation process and facilitating efficient and secure OTC derivatives trading. Such agreement establishes daily mark-to-market checks with bilateral margin exchange between the parties with the purpose of mitigating credit risk. As of September 30, 2025, under such agreement, there are only Payer OIS (Overnight Index Swaps) with notional fully collateralized by deposits from Banco Original.

18.1.8 - On April 10, 2024, Banco Original entered into an Endorsement Contract of Bank Credit Notes without co-obligation (Contrato de Endosso de Cédulas de Crédito Bancário sem Coobrigação) with the Group, through which Banco Original committed to endorse and transfer to the Group of the credit notes issued by Banco Original in its loan operations collateralized by credit rights arising from the FGTS Loans. This agreement will remain valid for an indefinite period and may be terminated by either party with a 30-days prior notice.

18.1.9 - On January 18, 2024, the Group entered into a Credit Recovery Services Agreement (Contrato de Prestação de Serviços de Cobrança de Crédito) with Banco Original, pursuant to which PicPay Bank agreed to provide certain services to Banco Original relating to collection and recovery of amounts owed to Banco Original by customers who defaulted on their debts. Such agreement has a twenty-four (24) months term, being effective from January 1, 2023. This agreement may be terminated by either party upon 30 days’ prior notice. This agreement was extended for twenty-four (24) months, effective from January 1, 2025. The revenues are recognized in the statement of profit or loss as “Commission – banking correspondent and marketplace”.

18.1.10 - On January 10, 2024, the Group entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to establish the terms and conditions governing the sharing of support areas between the Group and Banco Original, as well as the reimbursement by Banco Original of certain costs incurred by the Group in the contracting of suppliers who provide products and/or services that are also shared between the Group and Banco Original. This agreement will remain valid for an indefinite period. Either party may terminate this agreement for any reason and without penalty at any time with 30 days’ prior written notice to the other party. The reimbursements are recognized in the statement of profit or loss as “administrative expenses”.

18.1.11 - On November 16, 2023, the Group and Banco Original entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) to regulate the terms and conditions related to the cost sharing of back-office areas, as well as the reimbursement by Banco Original of certain costs incurred in the contracting certain suppliers, such as technology and administrative expenses. This agreement will remain valid for an indefinite period. The reimbursements are recognized in the statement of profit or loss as “administrative reimbursement”.

18.1.12 - On May 5, 2022, the Group entered into an application programming interface agreement (Acordo Operacional para Licença de Uso de API’s, Acesso a Produtos e Serviços Bancários e Prestação de Serviços de Suporte Técnico) with Original Hub, granting a license for the use of APIs to offer its customers payment services for bills, taxes, and utility bills from Banco Original (“API PAG”), as well as account registration for automatic debit. On November 29, 2022, an amendment to the Operational Agreement was executed, assigning the agreement from Original Hub to Banco Original. On December 21, 2022, new APIs were contracted including access to cash withdrawal and processing services using QR Codes at ATMs of the 24Horas network. In 2024, PicPay completed the development of these solutions, and on March 21, 2025, the agreement was terminated. The revenues were recognized in the statement of profit or loss as “commission – banking correspondent and marketplace”.

18.1.13 - On July 26, 2022, Banco Original and the Group entered into a Correspondent Banking Agreement (Contrato de Correspondente Bancário). This agreement is valid for an indefinite period and may be terminated by either party with 30 days’ prior notice.

18.1.14 - On September 11, 2018, the Group and Banco Original entered into a Correspondent Banking Agreement (Contrato de Correspondente Bancário). However, since the Group has developed its own solutions for processing bill payments for its customers and Banco Original is no longer a card issuer, the agreement was terminated on March 21, 2025. The revenues were recognized in the statement of profit or loss as “commission – banking correspondent and marketplace”.

18.1.15 - On July 26, 2022, Banco Original and the Group entered into a Correspondent Banking Agreement (Contrato de Correspondente Bancário). This agreement is valid for an indefinite period and may be terminated by either party with 30 days’ prior notice.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

18.2 Agreements with J&F

18.2.1 - PicPay Bank entered into a Receivables Assignment Agreement with Âmbar Energia S.A. (J&F Participações subsidiary), of one installment in connection with the Reserve Energy Contract (CER) of Brazilian Electric Energy Trading Chamber (CCEE). On December 10, 2025, and December 19, 2025, PicPay Bank entered into the following non-recourse credit rights assignment agreements with J&F for the acquisition of credit rights held against certain electric power distributors arising from the sale of electric power by J&F subsidiaries:

●	on December 10, 2025, Mauá III (J&F Participações subsidiary) assigned receivables in the total amount of R$ 1,096,529, with an annual discount rate of 19.86%, for a total purchase price of R$ 580,813; and

●	On December 19, 2025, Âmbar Energia assigned receivables in the total amount of R$ 375,654, with an annual discount rate of 19.11%, for a total purchase price of R$ 325,204.

18.2.2 - As of June30, 2026, guarantees provided by J&F S.A. amounted to R$ 391,563, related to Loans to Customers transactions, as disclosed in Note 8.2.

18.3 Agreements with JBS

18.3.1 - In November 2025, PicPay Bank entered into supplier finance arrangements involving the assignment of trade receivables and the advance of payments to suppliers, on a non-recourse basis (reverse factoring / supplier finance arrangements). The participating suppliers include: Seara Alimentos Ltda., JBS Aves Ltda., Seara Comércio de Alimentos Ltda., Excelsior Alimentos S.A., Agro Alfa Indústria e Comércio Ltda., JBS S.A., JBS Confinamento Ltda., Via Rovigo Indústria, Comércio e Distribuição de Produtos Alimentícios S.A., and JBS Terminais Ltda. The revenues are recognized in the statement of profit or loss as “Financial income” and in the balance sheet as “Consumer Loans”.

	J&F Participações		Banco Original		Key Personnel (a)		Others (b)	Total
As of June 30, 2026
Assets
Cash and cash equivalents	-		10,117		-		-	10,117
Trade receivables	-		1,219		-		-	1,219
Financial investments	-		168,140		-		-	168,140
Derivative instruments	-		23,912		-		-	23,912
Consumer loans	1,000,144		-		-		19,812	1,019,956
Total	1,000,144		203,388		-		19,812	1,223,344
Liabilities
Third-party funds	83		26,820		-		4,538	31,441
Labor obligations	-		-		1,707		-	1,707
Total	83		26,820		1,707		4,538	33,148

For the three-month period ended June 30, 2026
Revenues and expenses
Commission – banking correspondent and marketplace	223		10,809	(1)	-		-	11,032
Interest income from receivables	-		-		-		22,580	22,580
Income from purchased receivables	47,709		-		-		-	47,709
Revenue from financial investments	-		6,025		-		-	6,025
Interest and other financial expenses	(0)		(2,283	)(2)	-		-	(2,284)
Selling expenses	-		174		-		-	174
Net revenue from transaction activities and other services	(854)		-		-		-	(854)
Administrative expenses	(7,509	)(4)	(3,721)		(8,123	)(3)	-	(19,353)
Total	39,569		11,004		(8,123)		22,580	65,029

For the six-month period ended June 30, 2026
Revenues and expenses
Commission – banking correspondent and marketplace	223		20,711	(1)	-		-	20,934
Interest income from receivables	-		-		-		32,585	32,585
Income from purchased receivables	89,527		-		-		-	89,527
Revenue from financial investments	-		11,899		-		-	11,899
Interest and other financial expenses	-		(12,528	)(2)	-		-	(12,528)
Selling expenses	(251)		174		-		-	(77)
Administrative expenses	(11,208	)(4)	(5,132)		(14,792	)(3)	-	(31,132)
Total	78,291		15,124		(14,792)		32,585	111,208

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

	J&F Participações		Banco Original		Key Personnel (a)		Others (b)	Total
As of December 31, 2025
Assets
Cash and cash equivalents	-		13,837		-		-	13,837
Trade receivables	206		1,269		-		75	1,550
Financial investments	-		154,852		-		-	154,852
Derivative instruments	-		27,572		-		-	27,572
Consumer loans	914,098		-		-		83,352	997,450
Other receivables	74,907		-		-		266	75,173
Total	989,211		197,530		-		83,693	1,270,434
Liabilities
Trade payables	15		324		-		-	339
Third-party funds	-		27,702		-		6,189	33,891
Labor obligations	-		-		1,125		-	1,125
Total	15		28,026		1,125		6,189	35,355

For the three-month period ended June 30, 2025
Revenues and expenses
Commission – banking correspondent and marketplace	55		17,327	(1)	-		-	17,381
Revenue from financial investments	-		33,702		-		-	33,702
Interest and other financial expenses	-		(17,536	)(2)	-		-	(17,536)
Administrative expenses	(5,507	)(4)	357		(5,600	)(3)	-	(10,750)
Total	(5,452)		33,850		(5,600)		-	22,797

For the six-month period ended June 30, 2025
Revenues and expenses
Commission – banking correspondent and marketplace	55		37,193	(1)	-		326	37,573
Revenue from financial investments	-		59,501		-		-	59,501
Interest and other financial expenses	-		(31,197	)(2)	-		-	(31,197)
Administrative expenses	(10,092	)(4)	(5,516)		(11,131	)(3)	-	(26,739)
Total	(10,038)		59,981		(11,131)		326	39,138

(a)	Includes C-suite and Board of Directors.

(b)	Including close members of the family and other entities within the Group.

(1)	For the three and six-month period ended June 30, 2026, the Group recognized revenues of R$ 2,597 (R$ 3,191 and R$ 6,627 for the three and six-month period ended June 30, 2025) related to the Credit Card Partnership Agreement, revenues of R$ 3,739 and R$ 13,641 for the three and six-month period ended June 30, 2026 (R$ 32 and R$ 81 for the three and six-month period ended June 30, 2025) related to banking correspondent services, revenues of R$ 4,473 for the three and six-month period ended June 30, 2026 (R$ 14,104 and R$ 30,485 for the three and six-month period ended June 30 2025) related to Credit Recovery Services.

(2)	For the three and six-month period ended June 30, 2026, the Group recorded an expense of R$ 2,283 and R$ 12,528 (R$ 17,536 and R$ 31,197 for the three and six-month period ended June 30, 2025) related to the Assignment of Rights Agreement.

(3)	For the three and six-month period ended June 30, 2026, the amount paid as compensation to key management, including short-term benefits, was R$ 8,123 and R$ 14,792 (R$ 5,582 and R$ 11,131 for the three and six-month period ended June 30, 2025). The amounts were recognized as expenses during the reporting period.

(4)	For the three and six-month period ended June 30, 2026, the amount paid as cost sharing was R$ 7,513 and R$ 11,211 (R$ 5,507 and R$ 10,092 for the three and six-month period ended June 30, 2025).

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

Assets and liabilities with related parties

Cash and cash equivalents and financial investments: The amount refers to the current account balance and financial investments at Banco Original, mainly short-term investments and reverse repurchase agreements.

Trade receivables: Primarily refers to amounts receivable for financial transactions processed by Banco Original in the role of acquirer referring to the PicPay.

Financial investments: The linked balances are related to the value of investments in interbank deposits with Banco Original.

Derivative instruments: Refers to the Derivatives Master Agreement for more details see the agreement description above.

Consumer loans: Refers to the credit portfolio (credit card and loans to customers) of related parties. Additionally, prepayment of receivables with related parties subject to future settlement.

Other receivables: Amounts receivable from J&F Participações due to a reimbursement agreement of marketing expenses of the PicPay brand incurred by PicPay until September 20, 2021.

Trade payables: The amount payable to Banco Original is related to the cost of issuing, processing and settling the bank slips, the cost of producing the PicPay Card, the withdrawal cost.

Third -party funds: Refers to the balance in the pre-paid accounts of related parties.

19. Financial Income

Classification and subsequent measurement

	Three-month period ended June 30		Six-month period ended June 30
	2026	2025	2026	2025
Financial investments measured at fair value through profit or loss	15,060	38,338	51,895	49,878
Financial assets measured at fair value through other comprehensive income	727,539	241,968	1,307,267	498,555
Financial assets measured at amortized cost	2,760,987	1,850,635	5,104,111	3,245,091
Total	3,503,586	2,130,941	6,463,273	3,793,524

20. Transaction Expenses

	Three-month period ended June 30		Six-month period ended June 30
	2026	2025	2026	2025
Processing fees	(120,502)	(103,927)	(252,122)	(225,689)
Third-party fraud prevention services (1)	(22,946)	(19,425)	(37,366)	(49,284)
PicPay card issuance expenses	(39,611)	(27,198)	(75,420)	(51,398)
Chargeback	(5,420)	711	(7,547)	(6,085)
Operating losses (2)	(4,861)	(8,241)	(7,325)	(10,140)
Total	(193,339)	(158,080)	(379,779)	(342,596)

(1)	Verification and processing expenses incurred as a result of user transactions, such as identity verification and biometric identification services, among others.

(2)	Amounts related to expenses generated by events of fraud from financial transactions processed by acquirers and card issuers and/or operating errors.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

21. Interest and Other Financial Expenses

	Three-month period ended June 30		Six-month period ended June 30
	2026	2025	2026	2025
Bank fees	(11,246)	(14,474)	(32,145)	(21,658)
Cost of Funding (1)	(1,065,013)	(770,476)	(1,980,483)	(1,369,607)
Derivative financial instruments	(379,159)	-	(668,821)	-
Others	(46,164)	(66,133)	(76,069)	(99,738)
Total	(1,501,582)	(851,083)	(2,757,518)	(1,491,003)

(1)	The cost of funding is mainly related to the interest expenses paid to customers who deposit funds in CDBs, which are used as funding for the Company’s assets. Management monitors these expenses, and they are directly associated with the funding of investments, loans and operations.

22. Credit loss allowance expenses

	Three-month period ended June 30		Six-month period ended June 30
	2026	2025	2026	2025
Provision for expected losses - credit risk	(1,352,605)	(629,319)	(2,330,314)	(1,126,205)
Recovery of loans written off as losses	172,058	14,619	175,747	31,369
Total	(1,180,547)	(614,700)	(2,154,567)	(1,094,836)

23. Technology expenses

	Three-month period ended June 30		Six-month period ended June 30
	2026	2025	2026	2025
Software expenses	(161,977)	(111,726)	(293,227)	(200,944)
IT Services	(20,003)	(13,373)	(51,215)	(37,056)
Total	(181,980)	(125,098)	(344,442)	(238,000)

24. Marketing expenses

	Three-month period ended June 30		Six-month period ended June 30
	2026	2025	2026	2025
Advertising	(67,286)	(39,932)	(125,172)	(125,612)
Cashback	(49,020)	(10,225)	(89,731)	(24,451)
Digital Marketing	(24,029)	(13,650)	(36,746)	(27,445)
Customer Acquisition expenses (1)	(101,876)	(33,861)	(170,243)	(73,679)
Commission expenses	(440)	(610)	(127)	(1,327)
Total	(242,651)	(98,277)	(422,018)	(252,514)

(1)	Customer acquisition expenses are marketing expenditures directly related to customer acquisition, such as performance media and member-get-member expenses, which the Group pays on a per-acquired customer basis.

25. Personnel expenses

	Three-month period ended June 30		Six-month period ended June 30
	2026	2025	2026	2025
Salaries	(126,113)	(141,145)	(261,519)	(265,656)
Benefits (1)	(133,932)	(109,671)	(262,072)	(170,347)
Social security charges (2)	(32,181)	(72,708)	(105,953)	(146,439)
Others	(452)	(1,693)	(768)	(3,097)
Total	(292,679)	(325,217)	(630,313)	(585,539)

(1)	The balance mainly refers to compensation expenses related to LTIP provisions made in the period ended June 30, 2026 which amounted to R$49,219 (R$ 0 for the period ended June 30, 2025).

(2)	The balance mainly includes payroll taxes related to LTIP payments made in the period ended June 30, 2026 which amounted to R$ 28,090 (R$ 0 for the period ended June 30, 2025).

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

26. Administrative expenses

	Three-month period ended June 30		Six-month period ended June 30
	2026	2025	2026	2025
Third party services and financial system services	(115,948)	(61,774)	(157,749)	(107,775)
Rent, condominium fee and property services	(13,592)	(9,685)	(27,195)	(16,589)
Taxes	(1,463)	(886)	(5,076)	(1,142)
Provisions for contingencies	(23,883)	(9,767)	(46,229)	(17,480)
Others	(11,712)	(16,788)	(41,439)	(19,028)
Total	(166,599)	(98,900)	(277,689)	(162,014)

27. Share-based payments

RSUs Share based payment transaction with an equity component	Fair Value R$
Equity-settled:
Outstanding on December 31, 2025	131,325
Granted during the period	12,979
Forfeited/cancelled during the period	(8,076)
Vested during the period	-
Deduction	(37,463)
Outstanding on June 30, 2026	98,765

Cash-settled:

Outstanding on December 31, 2025	74,315
Granted during the period	44,921
Forfeited/cancelled during the	(604)
Vested during the period	-
Outstanding on June 30, 2026	118,632

Three-month period ended June 30, 2026	R$
Expense related to share based payment transaction with an equity component	(337)
Expense related to cash-settled awards	(22,171)
Payroll taxes and social charges related to share-based payment arrangements	6,480
Total share-based payment expense recognized in profit or loss	(16,028)

Six-month period ended June 30, 2026	R$
Expense related to share based payment transaction with an equity component	(4,903)
Expense related to cash-settled awards	(44,365)
Payroll taxes and social charges related to share-based payment arrangements	28,090
Total share-based payment expense recognized in profit or loss	(21,178)

28. Risk management

The Group has a specific structure for risk management, including policies and procedures, covering the evaluation and monitoring of operational, credit, market and liquidity risks (including cash flow and investments of funds held in payment accounts) incurred by the institution.

The Group’s approach to risk management requires that its risk taking be consistent with its risk appetite. Risk appetite is the aggregate level of risk that the Group is willing to tolerate to achieve its strategic objectives and business plan. PicPay’s risks are generally categorized and summarized as follows:

●	Credit risk: Refers to the risk of loss resulting from the failure of a borrower, counterparty, third party or issuer to honor its financial or contractual obligations. PicS N.V. manages and controls credit risk by setting limits on the amount of risk it is willing to accept for each customer and counterparty as well as limits on the ratio of expected losses to revenues for each segment of the portfolio and on the composition of the portfolio between secured and unsecured credits. Exposures are monitored relative to these limits and adjusted as needed to ensure compliance with the limits.

●	Market risk: Refers to potential losses arising from changes in the value of the Group assets and liabilities as well as adverse impact on net interest income resulting from changes in market variables, such as interest rates, equity, foreign exchange rates or credit spreads.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

●	Liquidity risk: Refers to the risk that the Group will not be able to efficiently meet both expected and unexpected current and future cash flow and collateral needs without adversely affecting either daily operations or financial conditions.

●	Operational risk: Refers to the risk of loss resulting from systems failure, human error, fraud or external events. When controls fail to operate effectively, operational risks can cause damage to reputation, have legal or regulatory implications as well as lead to financial loss.

28.1 Credit risk

The Group’s credit risk arises from its cash, cash equivalents, financial investments, OTC derivatives, acquirer and card issuer receivables, other receivables and loans to its users.

Concentrations of credit risk for similar financial instruments are already being shown in accordance with Note 8.2.1 Credit loss allowance breakdown.

●	Cash and cash equivalents

The Risk and Treasury departments manage credit risk associated with bank account balances and investments in financial institutions, prioritizing those with a “AAA” rating from agencies like Moody’s, S&P or Fitch. Because the Group’s accounts receivable mostly consist of high liquidity investments and operational accounts approved by major financial institutions with low-risk ratings, the expected credit loss is not material. Furthermore, these financial institutions are legally responsible for the accounts receivable.

●	Financial investments

The Group’s available resources are mostly invested in bonds issued by the Brazilian government and reverse repos collateralized by bonds issued by the Brazilian government. There is no significant expected credit loss recognized for these assets.

●	Acquirer and card issuers receivables

The Group recognizes amounts receivable from acquirers related to its activity as a sub-acquirer and from card issuers related to its activities as an acquirer and also when its users use its app to settle bank slips or make other payments using an on-boarded credit card. These receivables are due in up to twelve monthly installments. As a result, the Group is exposed to the risk of default by the acquirers and card issuers.

In its role as a sub-acquirer, the Group uses acquirers of national reach while seeking to avoid concentration in any single acquirer as well as to increase financial efficiency. When acting as sub-acquirer, PicPay processes all credit card transactions with the acquirers Cielo and Getnet and card issuers.

The Group uses only acquirers authorized to operate by BACEN, which are supervised and monitored by BACEN, including with respect to the minimum capitalization required, and which have a national “AAA” rating by the rating agencies (S&P or Fitch). The acquirers may default on their financial obligations due to lack of liquidity, operational failure or other reasons, situations in which the Group can be held responsible for making the payment due to commercial establishments without having received the corresponding funds from the acquirer.

Until now, the Group has not suffered losses on receivables from acquirers and management does not expect any significant losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks.

Credit card issuers are supervised by BACEN. The payment arrangements (Visa, Mastercard, Elo and others) have their own risk models and collateral requirements to evaluate and mitigate the default risk of the issuers, which mitigate the risk of the acquirers and the systemic risk of Brazilian payment arrangements. Additionally, the acquirers and issuers have other risk mitigators such as:

●	Amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by the payment arrangement if the legal obligors do not make payment.

●	Processes for mitigating operational failures, such as fraud prevention, limitations on advances on future payments, among others.

As of June 30, 2026, the Group had an amount receivable totaling R$ 642,548 (R$ 463,663 on December 31, 2025) from the acquirers and R$ 2,823,232 (R$ 3,273,306 on December 31, 2025) from card issuers. Based on the probabilities of default attributed by the rating agencies and the risk mitigation processes presented above, the Group made a provision for expected credit losses in the amount of R$ 362 (R$ 397 on December 31, 2025).

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

●	Consumer Loans

Consumer loans include: (i) public and private payroll loans, personal loans and FGTS advances; and (ii) credit cards that are transactions in one-payment, installment with interest and installments without interest. Consumers must meet certain credit risk criteria to be eligible for a credit offering.

“Payroll loans” are loans for which the payments of principal and interest are deducted either directly from the consumer’s salary from the payroll of a government-related entity or private company or from their government-sponsored pension or other benefit payments. The ability to collect the payments directly from the payroll significantly enhances the credit quality of these secured loans.

“FGTS advances” are advances taken by customers of up to seven annual installments of their FGTS. After making the advance, the group receives the payment of these installments directly from the FGTS. FGTS advances are collateralized by the deposits held in the FGTS fund.

As of June 30, 2026, the Group had a provision for expected credit losses in the amount of R$ 4,450,061 (R$ 3,155,386 on December 31, 2025).

●	Other receivables

Other receivables relate mainly to transactions involving related parties that are based on conditions negotiated between Group and related companies. In June 30, 2026 and December 31, 2025, the Group did not record any impairment loss on accounts receivable related to the amounts due from related parties as it understands that there is no significant credit risk on outstanding balances.

Due to the nature of PicPay’s financial services, and the actual counterparty related to its receivables and investments, no significant credit risk increase was observed. Additionally, the Group does not have any credit-impaired financial assets.

The Group’s credit exposure from financial assets, pre-approved credit card limits and derivative financial instruments is presented in the table below:

	June 30, 2026	December 31, 2025
Cash and cash equivalents	6,108,366	3,863,395

Financial assets measured at fair value through other comprehensive income	3,203,466	3,000,551
Financial Investments	3,203,466	3,000,551

Financial assets measured at fair value through profit or loss	443,431	71,451
Financial Investments	418,464	42,435
Derivative financial instruments	24,967	29,016

Financial assets measured at amortized cost	36,534,984	29,861,938
Financial Investments	2,509,765	2,891,089
Trade receivables	3,766,854	4,146,321
Consumer loans	27,436,458	20,913,519
Other receivables	2,821,907	1,911,010

Pre-approved credit card limits (off-balance) (1)	8,697,929	7,454,802
Total	54,988,176	44,252,227

(1)	The amounts presented in this line represent potential exposure and correspond to the total authorized credit limits granted to customers, assuming full utilization (100%) of the available limits on their credit cards. Actual exposure may differ from these amounts based on customers’ effective usage patterns and repayment behavior.

28.2 Market risk

The Group may face financial losses due to market fluctuations that affect the value of its financial position. These changes can arise from a variety of factors, the most relevant of which in PicPay’s case are fluctuations in interest rates.

As of June 30, 2026 and December 31, 2025, the Group had derivative financial instruments for accounting and economic hedge purposes. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

The risks are identified, quantified, managed and reported as per the Group’s risk management policy. Moreover, these limits are continuously monitored by the Risk function, independently from the treasury.

To monitor and control such market risks, the Group employs various methods, including stress scenarios, sensitivity - delta variation (DV), exposure mismatches (GAP), and measurement and monitoring of interest rate risk in the banking book (IRRBB).

a) Interest rate risk

Interest rate risk is the risk that potential changes in interest rates affect the value of a Group’s assets, liabilities, or future cash flows in a way that is detrimental to the Group’s financial position

DV01 or interest rate sensitivity refers to the effect on market valuations of cash flows when there is an increase of one basis point in current benchmark interest rates or in the index. Mathematically, the DV01 measures the change in the value of a portfolio of financial instruments for every 1 basis point (1 basis point is equal to 0.01%) change in interest rates.

The analysis below demonstrates the sensitivity of the fair value of the group’s financial instruments to an increase of 1 basis point (DV01) in the Brazilian interest rates.

	DV01 – June 30, 2026
	Asset	Liability	Derivative	Net
Fixed interest rate financial instruments	(3,681)	2,526	1,092	(63)

	DV01 - December 31, 2025
	Asset	Liability	Derivative	Net
Fixed interest rate financial instruments	(2,982)	2,053	942	12

b) Exchange rate risk

Foreign exchange risk is the potential financial loss that can occur due to fluctuations in the exchange rates between different currencies.

The Group’s exposure to foreign exchange risk arises mainly from the accounts payable corresponding to US Dollar denominated expenses as well as from balances held in dollars in the Group’s USD denominated current accounts.

c) Hedge Accounting

The Group maintains portfolios of consumer loans and FGTS advances which are exposed to interest rate risk. In order to hedge that risk the Group entered into future DI contracts and Pre x DI swaps.

Starting in February 2024, PicPay assigned the hedging strategy to an eligible hedge accounting structure aiming to eliminate differences between the accounting measurement of its derivatives and hedged items, which are adjusted to reflect changes in CDI. In accordance with its hedging strategy, the Group adopts the “portfolio layer” method.

This method allows the Group to use part of the portfolio of financial assets as a fair value hedge during the hedging period in the event of events such as prepayment, default or sale of operations. The interest rate risk arising from the portfolio layers is mitigated by purchasing DIV01 futures contracts as a hedging instrument. The number of contracts per net maturity needed to cover exposure is assessed based on DV01.

The Group holds fixed rate Government Bonds (LTNs) and fixed-rate financial liabilities which are exposed to interest rate risk. In order to hedge that risk, the Group entered into DI futures contracts. Starting in December 2024, PicPay assigned the hedging strategy to an eligible hedge accounting structure in order to eliminate differences between the accounting measurement of its derivatives and hedged items. In accordance with the hedging strategy, the Group designates the hedge items on an individual basis.

Starting in November 2025, PicPay also designated hedging strategies for NTN-F federal government bonds and for the issuance of subordinated financial letters. Both are exposed to the fixed rate and suffer the risk of variation in the risk-free rate (Pre x DI curve). In order to mitigate this risk, the Group uses DI1 futures contracts as hedging instruments.

In December 2025, the Group acquired energy receivables that were contracted at a fixed rate, generating exposure to the risk of variation in the risk-free rate (Pre x DI curve). In order to mitigate this risk, the Group uses DI1 futures contracts as a hedging instrument. Considering the nature of the receivables acquisition product, events such as prepayment, default or sale of transactions for this portion of the portfolio are not expected. Additionally, the existence of receivables in amounts equal to or greater than the designated amounts is continuously proven

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

The Group calculates the DV01 (delta value of a basis point) of the hedged items and futures contracts to identify the optimal hedging ratio. The hedge relationship is monitored periodically and the hedge is rebalanced as needed to ensure hedge effectiveness within the 80-125% required range.

The effectiveness test of the hedge is performed prospectively and retrospectively. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged item and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged item is compared with that of the hedge instrument. In both cases, the hedge is considered effective if the change in value of the hedge instruments is between 80-125% of the change in value of the hedged items.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item is recognized in the consolidated financial statements of profit or loss in “interest income and gains (losses) on financial instruments – Financial assets at fair value through other comprehensive income”.

	June 30, 2026
	Total Amount of Hedge	Fair Value Adjustment to the Hedge Object		Fair Value Adjustment to the Hedging	Hedge
	Item	Asset	Liability	Instrument	Effectiveness
Interest Rate Risk
Interest Rate Contracts - Future and Swap - Public Payroll Loans (1)	4,700,518	-	(16,022)	16,022	100%
Interest Rate Contracts - Future and Swap - Private Payroll Loans (1)	2,065,758	-	(6,027)	6,027	100%
Interest Rate Contracts - Future and Swap - FGTS Advances (2)	3,739,688	-	(61,320)	61,320	100%
Interest Rate Contracts - Future - Liabilities Pre	(2,051,456)	-	(16,749)	16,749	100%
Interest Rate Contracts - Future - LTN Bonds	670,493	5,698	-	(5,698)	100%
Interest Rate Contracts - Future - NTN-F Bonds	1,083,309	-	(27,558)	27,773	101%
Interest Rate Contracts - Future - LF Sub (3)	(285,258)	14,994	-	(15,436)	103%
Interest Rate Contracts - Future - Advances on Energy Receivables	1,109,081	-	(15,729)	15,808	101%
Total	11,032,133	20,692	(143,405)	122,565	100%

	December 31, 2025
	Total amount of hedged	Fair value adjustment to the hedge object		Fair value adjustment to the hedging	Hedge
	Item	Asset	Liability	instrument	effectiveness
Interest rate risk
Interest Rate Contracts - Future and Swap - Payroll loans (1)	1,705,083	1,539	-	(1,539)	100%
Interest Rate Contracts - Future and Swap - FGTS Advances (2)	5,452,205	-	(33,499)	33,499	100%
Interest Rate Contracts - Future - Liabilities Fixed-Rate	(1,628,546)	-	(53,272)	53,335	100%
Interest Rate Contracts - Future - LTN Bonds	934,083	15,709	-	(15,709)	100%
Interest Rate Contracts - Future - NTN-F Bonds	1,132,440	-	(8,383)	8,534	102%
Interest Rate Contracts - Future - LF Sub(3)	(279,418)	3,014	-	(3,823)	100%
Interest Rate Contracts - Future - Advances on energy receivables	1,056,634	-	(1,220)	1,206	99%
Total	8,372,481	20,262	(96,374)	75,503	99%

(1)	Payroll loan – From the value of the hedging instrument of R$ 22,049 (Private 16.022 and Public 6.027) as of June 30, 2026 (R$ 1,539 as December 31, 2025), it is composed by swaps, R$ 0 for the period ended June 30, 2026 (R$(4) for the period ended December 31, 2025) and futures contracts, R$ 22,049 (Private 16.022 and Public 6.027) for the period ended June 30, 2026 (R$ 1,543 for the year ended December 31, 2025)..

(2)	FGTS advances- The value of the hedging instrument of R$ 61,320 as of June 30, 2026 (R$ 33,499 as of December 31, 2025), it is composed by swap R$6,611 for the period ended June 30, 2026 (R$ 9,181 for the year ended December 31, 2025) and futures contracts, R$ 54,710 for the period ended June 30, 2026 (R$ 24,318 for the year ended December 31, 2025)

(3)	LF Sub - For the LF Sub´s hedge effectiveness, a regression model is used, verifying if there is an economic relationship between the movements of the hedging object and instrument.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

28.3 Liquidity risk

Liquidity risk is the possibility that the Group will not have sufficient liquid resources to honor its financial commitments. PicPay’s liquidity management processes include:

●	Cash liquidity monitoring: daily update of the cash flow, detailing the inflows and outflows, including the cash projection and stress scenario.

●	Minimum cash limits: which trigger preemptive actions to be taken to ensure sufficient resources are available to meet financial commitments.

The Group’s projected cash flow is generated and monitored daily by the Treasury to ensure that the Group has the necessary resources to meet financial commitments and operational needs. For the projection of cash, growth assumptions and stress factors are used, which include increased losses and expenses.

The information on financial liabilities is essential for the projection and management of cash flow, ensuring that the Group has the necessary resources to settle its obligations.

As a cash management procedure, the treasury invests surplus funds in highly quality liquid and unencumbered assets.

The objective of the Group’s liquidity risk management activities is to ensure its ability to meet both expected and unexpected obligations without disrupting daily operations or incurring significant losses.

In order to ensure a sound basis of funding for growth, management has adopted a diversified approach to financing, complementing its main base of deposits, which is predominately made up of retail liabilities. A liquidity risk management policy has been implemented, involving the use of various tools and activities, such as daily cash flow forecasts, liquidity profile monitoring, and maintenance of adequate cash reserves. Any new initiative or product is preliminarily assessed by the market and risk liquidity department.

The treasury department, acting as a first line of defense, is in charge of the implementation of the liquidity management strategy. This approach is coordinated with other functions, such as risk management, to ensure a sound second line of defense.

The table below shows the expected maturity of the Group’s liabilities. For the deposits that are redeemable immediately, the expected maturity was estimated based on historical data, which was used to estimate, for each vintage of deposits, the probability of the balance remaining for 1 more month given how long it has been in the portfolio.

Considering the earliest date in which customers may exercise their redemption rights, the cash outflows are presented as follows up to 365 days: R$ 31,996,729(R$ 27,309,698 as of December 31, 2025) and over 365 days: R$802,858 (R$ 529,266 as of December 31, 2025).

Liabilities

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days	Over 365 days	Total
As of June 30, 2026
Third-party funds - payment accounts	1,185,726	-	-	-	-	-	1,185,726
Third-party funds – CDB’s	7,114,907	2,480,012	1,929,385	4,079,819	5,541,859	11,653,605	32,799,587
Third party funds - financial instruments	-	-	-	-	-	802,216	802,216
Third-party funds – Others	515,936	-	-	-	-	-	515,936
Obligations to FIDC FGTS quota holders	-	-	-	-	-	2,090,938	2,090,938
Trade payables	3,379,348	936,968	642,658	1,056,992	496,440	23,973	6,536,378
Derivative financial instrument	12,355	-	-	-	-	-	12,355
Total	12,208,272	3,416,980	2,572,043	5,136,811	6,038,299	14,570,733	43,943,136

As of December 31, 2025
Third-party funds - payment accounts	856,573	-	-	-	-	-	856,573
Third-party funds – CDB’s	10,206,007	2,270,216	1,118,998	2,573,571	3,603,763	8,066,409	27,838,964
Third party funds - financial instruments	-	-	-	-	-	752,571	752,571
Third-party funds – Others	526,722	-	-	-	-	-	526,722
Obligations to FIDC FGTS quota holders	-	-	-	-	-	815,557	815,557
Trade payables	2,333,625	955,257	651,297	1,057,411	485,049	14,474	5,497,113
Derivative financial instrument	15,751	-	-	-	-	-	15,751
Total	13,938,678	3,225,473	1,770,295	3,630,982	4,088,812	9,649,011	36,303,251

28.4 Fraud risk

The Group is exposed to several operational risks, one of which is the risk of fraud, which is an undue, illegal or criminal activity that causes a financial loss for one of the parties involved in a financial transaction within the PicPay arrangement. Credit card fraud includes unauthorized use of lost, stolen, fraudulent, counterfeit, or altered cards, as well as misuse of the PicPay user payment account. Within this scenario, the Group is exposed to losses due to transaction chargebacks (cancellations).

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

The chargeback process starts when a user makes a transaction via credit card in the PicPay application and, for reasons unrelated to PicPay, decides to contest the transaction with the card issuer who forwards it to the acquirer who performs the transaction cancellation, reducing the amount of payables it has outstanding with PicPay.

The Group has dedicated fraud-prevention team strategies and processes which include real-time monitoring of transactions using payment account balances or credit cards for bank slips, withdrawals or transfers between users, analyzing and then approving or declining transactions.

28.5 Capital management

The Group’s capital management objectives are to ensure ongoing compliance with minimum capital requirements set by regulatory authorities, maintain a capital structure appropriate to the risks assumed and support the Group’s operational continuity and stakeholder confidence.

The Group’s subject to the prudential framework defined by the Central Bank of Brazil, in accordance with BACEN Resolution No. 200/22 and BACEN Resolution No. 436/24, which establish capital requirements based on factors such as size, operational complexity, and risk profile. The lead entity of the prudential conglomerate is PicPay Payments Institution.

The Group’s available regulatory capital is composed of the following tiers, which are the numerators of its capital indices:

●	Common Equity Tier I Capital: Includes share capital, capital reserves and retained earnings minus regulatory deductions from capital such as intangible assets and deferred tax assets;

●	Tier I Capital (1): Includes Common Equity Tier I Capital plus Additional Tier I Capital such as perpetual subordinated debt

●	Total Capital: Includes Tier I Capital plus Tier II capital such as fixed-maturity subordinated debt.

The Group’s Risk-Weighted Assets (RWA), which are the denominator of its capital indices, reflect a bank’s exposure to credit, market, payment services and operational risks. RWA’s are calculated, for credit risk for example, by applying different risk weights to different assets depending on their level of risk, resulting in the Risk-Weighted Assets.

The following table presents the Group’s capital ratios as of June 30, 2026 and December 31, 2025, calculated according to BACEN’s regulation on capital requirements and accounting, which differs from IFRS in some respects, notably in the scope of consolidation and in the calculation of expected losses.

	June 30, 2026	December 31, 2025
Common Equity Tier I	3,697,562	1,893,357
Tier I	3,697,562	1,893,357
Tier II	539,172	508,457
Total Capital (Tier I + Tier II)	4,236,734	2,401,814

Risk-Weighted Assets (RWA)	26,594,505	20,460,446
Credit Risk (RWA CPAD)	22,227,973	16,534,435
Market Risk (RWA MPAD)	7,956	75,125
Operational Risk (RWA OPAD)	2,424,346	1,972,208
Payment Service Risk (RWA SP)	1,934,230	1,878,678
Common Equity Tier I Ratio	13.90%	9.25%
Tier I Ratio	13.90%	9.25%
CAR (Total Capital Ratio)	15.93%	11.74%

On June 30, 2026, the total capital ratio was 15.93% (compared to 11.74% on December 31, 2025), which is 5.43 pp above the regulatory requirement of 10.5% (including the conservation buffer of 2.5%), (1.24 pp above the minimum regulatory requirement including the conservation buffer on December 31, 2025).

The tier I ratio(1) was 13.90% (compared to 9.25% on December 31, 2025), which is 5.4 pp above the regulatory requirement of 8.5% (including the conservation buffer of 2.5%), (0.75 pp above the minimum regulatory requirement including the conservation buffer on December 31, 2025).

The common equity tier I ratio was 13.90% (compared to 9.25% on December 31, 2025), which is 6.90 pp above the regulatory requirement of 7% (including the conservation buffer of 2.5%), (2.25 p.p. above the minimum regulatory requirement including the conservation buffer on December 31, 2025).

The Company monitors and forecasts its capital needs to maintain compliance with regulatory requirements and internal target capital ratios.

(1)	The Group has not yet issued Additional Tier I capital instruments, so its Common Equity Tier I capital and Tier I capital are identical.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

28.6 Fair Value Measurement

Determination of fair value and fair value hierarchy

For assets and liabilities measured at fair value, PicPay measures fair value using the procedures set out below. The objective of the valuation techniques is to arrive at a fair value measurement that reflects the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date.

Level 1: When available, the Bank uses quoted market prices from active markets to determine fair value and classifies such items as Level 1.

Level 2: quoted prices in an active market for similar assets or liabilities or based on another valuation method in which all significant inputs are based on observable market data.

Level 3: when quoted market prices are not available, fair value is based on internally developed valuation techniques that use, whenever possible, current market-based parameters such as interest rates, exchange rates and option volatilities. Financial instruments valued using such internally generated valuation techniques are classified according to the lowest-level input factor that is significant to the valuation. Therefore, an item may be classified as Level 3, even though there may be some significant inputs into its valuation that are easily observable.

The pricing models used to measure fair value are governed by an independent control structure. Fair value estimates from internal valuation techniques are checked, whenever possible, against prices obtained from independent suppliers or brokers. Vendor and broker valuations can be based on a variety of data ranging from observed prices to proprietary valuation models, and the Bank assesses the quality and relevance of this information to determine the fair value estimate.

Financial instruments recorded at fair value

The following is a description of the method for determining the fair value of financial instruments. The valuation techniques incorporate estimates of the assumptions that a market participant would use to value the instruments.

	June 30, 2026
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets measured at fair value through other comprehensive income
Government Bonds – LFT	3,202,403	-	-	3,202,403
Government Bonds – NTN	1,063	-	-	1,063
Investment Fund Quotas	-	-	-	-
Total	3,203,466	-	-	3,203,466

Financial assets measured at amortized cost
Government Bonds – LTN	585,826	-	-	585,826
Investment Fund Quotas	-	107,539	-	107,539
Government Bonds – NTN	1,816,398	-	-	1,816,398
Total	2,402,224	107,539	-	2,509,763

Derivative financial instruments - Interest rate derivatives measured at fair value through profit or loss
Swaps contracts (1)	-	23,912	-	23,912
DI1 and DDI - future contract	1,055	-	-	1,055
Total	1,055	23,912	-	24,967

Other financial assets measured at fair value through profit or loss
Government Bonds – LFT	104,789	-	-	104,789
Other Investments	313,675	-	-	313,675
Total	418,464	-	-	418,464

Total Financial assets	6,025,209	131,451	-	6,156,660

Financial liabilities
Derivative measured at fair value through profit or loss
Swaps contracts (1)	-	12,355	12,355
Total Financial Liabilities	-	12,355	-	12,355

(1)	Interest rate swap contracts are commitments to settle in cash on a future date or dates, the difference between two specified financial indices (two different interest rates in a single currency or two different rates each in a different currency) applied to a principal reference value.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets measured at fair value through other comprehensive income
Government Bonds – LFT	2,999,516	-	-	2,999,516
Government Bonds – NTN	1,035	-	-	1,035
Total	3,000,551	-	-	3,000,551

Financial assets measured at amortized cost
Government Bonds – LTN	965,840	-	-	965,840
Investment Fund Quotas	99,926	99,926
Government Bonds – NTN	1,825,323	-	-	1,825,323
Total	2,891,089	-	-	2,891,089

Derivative financial instruments - Interest rate derivatives measured at fair value through profit or loss
Swaps contracts (1)	-	27,572	-	27,572
DI1 - future contract	1,299	-	-	1,299
DI1 e DDI - future contract	145	-	-	145
Total	1,444	27,572	-	29,016

Other financial assets measured at fair value through profit or loss
Government Bonds – LFT	35,203	-	-	35,203
Other Investments	7,232	-	-	7,232
Total	42,435	-	-	42,435

Total Financial assets	5,935,520	27,572	-	5,963,092

Financial liabilities

Derivative measured at fair value through profit or loss
DI1 - future contract	1,674	-	-	1,674
Swaps contracts (1)	-	14,077	-	14,077
Total Financial Liabilities	1,674	14,077	-	15,751

As of June 30, 2026 and December 31, 2025, there were no transfers between the fair value measurements of Level I and Level II or between Level II and Level III.

Derivative financial instruments

The fair value of the swaps is calculated considering the projected cash flows of each of their ends, discounted to present value according to their respective yield curves, which are representative of market conditions. The yield curve calculations use models audited and approved internally by PicPay’s risk management department.

Interest rate futures contracts are commitments to buy or sell a financial instrument on a future date, at a contracted price or yield, which can be financially settled. The nominal value represents the face value of the related instrument. This instrument is settled daily in line with changes in market prices.

The main interest rates used in the composition of the yield curves are taken from futures and swaps traded on the B3 exchange. Adjustments are made to these curves whenever certain points are considered to lack sufficient liquidity to be representative, or, for atypical reasons, do not reasonably represent market conditions.

Credit Risk Adjustment (CVA)

The current standard requires the allocation of Credit Value Adjustment (CVA) and Debit Value Adjustment (DVA) for derivative financial instruments. These adjustments are intended to reflect the counterparty’s credit risk and the entity’s own credit risk in the valuations of these instruments.

However, PicPay does not carry out the allocation as there is no derivative exposure with clients. All current derivatives are contracted exclusively with companies in the same economic group. This factor considerably reduces credit risk, since the relationship between the parties involved is one of common control, mitigating potential losses associated with non-compliance with obligations.

Therefore, considering the absence of exposure to external customers and the low materiality of credit risk in intra-group transactions, we believe that there is no need to allocate CVA and DVA to these derivative financial instruments. This approach is based on the Company’s operational reality and the effective assessment of the risk involved.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

Financial assets

	June 30, 2026
	Carrying amount	Fair Value
Fair Value of financial instruments measured at fair value through profit or loss	24,967	24,967
Derivative financial instruments	24,967	24,967

Fair Value of financial instruments measured at amortized cost	41,798,827	41,699,728
Cash and cash equivalents	6,108,366	6,108,366
Financial Investments	2,509,765	2,509,765
Amounts receivable from card issuers	2,823,232	2,823,232
Consumer loans	27,535,557	27,436,458
Other receivables (1)	2,821,907	2,821,907
Total	41,823,794	41,724,696

(1)	Balance composed of: Receivables from purchasers, Receivables from customers, Receivables - related parties, Compulsory deposits in Central Bank and Sundry receivables.

Financial liabilities

	June 30, 2026
	Carrying amount	Fair Value
Fair Value of financial instruments measured at fair value through profit or loss	20,522	20,522
Derivative financial instruments	20,522	20,522

Fair Value of financial instruments measured at amortized cost	43,930,781	43,930,781
Third-party funds - payment account	1,185,726	1,185,726
Third-party funds - CDBs	32,799,587	32,799,587
Third-party funds - financial instruments	802,216	802,216
Third-party funds - Others	515,936	515,936
Trade payables	6,536,378	6,536,378
Obligations to FIDC FGTS quota holders	2,090,938	2,090,938
Total	43,951,303	43,951,303

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

Financial assets

	December 31, 2025
	Carrying amount	Fair Value
Fair Value of financial instruments measured at fair value through profit or loss	29,016	29,016
Derivative financial instruments	29,016	29,016

Fair Value of financial instruments measured at amortized cost	33,758,513	33,725,334
Cash and cash equivalents	3,863,395	3,863,395
Financial Investments	2,891,089	2,891,089
Amounts receivable from card issuers	3,273,306	3,273,306
Consumer loans	20,946,698	20,913,519
Other receivables (1)	2,784,025	2,784,025
Total	33,787,529	33,754,350

(1)	Balance composed of: Receivables from purchasers, Receivables from customers, Receivables - related parties, Compulsory deposits in Central Bank and Sundry receivables.

Financial liabilities

	December 31, 2025
	Carrying amount	Fair Value
Fair Value of financial instruments measured at fair value through profit or loss	15,751	15,751
Derivative financial instruments	15,751	15,751

Fair Value of financial instruments measured at amortized cost	36,287,500	36,287,500
Third-party funds - payment account	856,573	856,573
Third-party funds - CDBs	27,838,964	27,838,964
Third-party funds - financial instruments	752,571	752,571
Third-party funds - Others	526,722	526,722
Trade payables	5,497,113	5,497,113
Obligations to FIDC FGTS quota holders	815,557	815,557
Total	36,303,251	36,303,251

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

28.6.1 Offsetting of financial instruments

The balances of financial assets and liabilities can be offset ( i.e. recognized by the net amount) if there is a legally enforceable agreement in which the parties agree to offset the recognized amounts and intend to settle on a net basis, or to realize the asset and settle the liability simultaneously. As of June 30, 2026 and December 31, 2025, the Group does not have financial instruments that meet the conditions for offsetting.

29. Reconciliation of changes in equity and liabilities with cash flows from financing activities

	Liability Lease	Equity Share premium reserve
Balances as of December 31, 2025	45,171	2,589,934

Variations with effect on cash	(5,218)	2,032,713
Payment of leases	(5,218)	-
Share capital increase	-	2,116,731

IPO cost	-	(84,018)
Balances as of June 30, 2026	39,953	4,622,647

30. Segment information

Operating segments are determined based on information reviewed by the board of directors, the Chief Operating Decision Maker (CODM), which is responsible for allocating resources and assessing business performance.

The CODM monitors the operating results of each segment separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on Adjusted Gross Profit, which is defined as ‘Total revenue and financial income’ less ‘transaction expenses’, ‘interest and other financial expenses’ and ‘credit loss allowance expenses’, all of which are consistent with the same lines in the consolidated statements of profit or loss except for amounts that are not allocated to segments and inter-segment amounts.

The Group’s organizational structure has four reportable segments, which reflect its major business lines, as follows:

a)	Consumer Banking: generates revenue from various transaction activities occurring in the digital wallet, such as Pix, peer-to-peer transfers, and bill payments, including when customers use credit cards as a funding source for payments or money transfers, either in one or multiple installments. It also encompasses interest income from financial investments backed by customers’ account balances. In addition, the segment includes interest revenues from credit activities managed by PicPay Bank, fee revenues from distributing third-party credit products in the financial marketplace, interchange fees from prepaid and credit card transactions, and commissions from distributing insurance and investment products from third-party partners on the platform.

b)	Small and Medium-Sized Businesses: generates revenues from MDR (merchant-discount rates) charged to merchants accepting PicPay as a payment network, interchange fees from corporate benefit card transactions, and settlement scheduled floating relating to corporate benefits solutions. Additionally, the segment generates financial income from acquired credit rights and advances to suppliers of corporate clients.

c)	Audiences and Ecosystem Integration: This segment provides services to all of the Group’s customers, which include consumers and businesses, with the goal of increasing engagement and monetization of both sides of the ecosystem. This segment generates monetization of the audiences by leveraging PicPay’s customer base of consumers and merchants by offering products and solutions such as PicPay Ads, allowing brands and companies to benefit from PicPay’s audience in app and promote its products and services, as well as many others non-financial products. Ecosystem engagement is achieved, for example, through PicPay Shop, which is a platform that allows online merchants to sell their products and services to consumers.

d)	Institutional: This segment encompasses revenues, costs and expenses from financial investments and funding activities executed at the Corporate level. The Institutional unit has the role of managing funding and liquidity at the Group level as well as the allocation of liquidity and capital to each segment.

The Group does not disclose total assets and liabilities by segment since this information is not presented to its CODM.

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

Three-month period ended June 30, 2026

a) Segment information

	Consumer Banking	Small and Medium-Sized Businesses	Audiences and Ecosystem Integration	Institutional	Total reportable segments
Net revenue from transaction activities and other services	501,375	77,692	39,045	-	618,112
Financial income	3,327,526	77,888	(3,296)	942,849	4,344,966
Total revenue and financial income	3,828,901	155,580	35,749	942,849	4,963,079
Transaction expenses	(146,698)	(35,332)	(5,161)	(6,148)	(193,339)
Interest and Other financial expenses	(1,398,010)	(96,145)	-	(848,808)	(2,342,963)
Credit loss allowance expenses	(1,179,121)	(1,426)	-	-	(1,180,547)
Adjusted gross profit	1,105,072	22,677	30,588	87,894	1,246,230

b) Revenue and financial income reconciliation

June 30, 2026
Net revenue from transaction activities and other services	618,112
Financial income	4,344,966
Total reportable segments	4,963,079
Inter-segment revenues, adjustments or reclassifications (1)	(841,381)
Total revenue and financial income	4,121,698

(1)	Represents eliminations of inter-segment revenue from funding transactions between the Consumer banking, Small and Medium-Sized Businesses and Institutional segments for R$ (841,381).

c) Reconciliation from segment adjusted gross profit to profit before income taxes

June 30, 2026
Adjusted gross profit - Total reportable segments	1,246,230
Expenses and income that are not part of adjusted gross profit:
Technology expenses	(181,980)
Marketing expenses	(242,651)
Personnel expenses	(292,679)
Administrative expenses	(166,599)
Depreciation and amortization	(118,626)
Other expenses	(20,474)
Other income	45,177
Profit before income taxes	268,398

Three-month period ended June 30, 2025

a) Segment information

	Consumer Banking	Small and Medium-Sized Businesses	Audiences and Ecosystem Integration	Institutional	Total reportable segments
Net revenue from transaction activities and other services	231,243	81,211	25,274	-	337,728
Financial income	2,216,135	10,411	1,338	309,332	2,537,216
Total revenue and financial income	2,447,378	91,622	26,612	309,332	2,874,944
Transaction expenses	(139,708)	(18,292)	323	(403)	(158,080)
Interest and Other financial expenses	(936,041)	(36,323)	(25)	(284,969)	(1,257,358)
Credit loss allowance expenses	(614,700)	-	-	-	(614,700)
Adjusted gross profit	756,929	37,007	26,910	23,960	844,806

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

b) Revenue and financial income reconciliation

June 30, 2025
Net revenue from transaction activities and other services	337,728
Financial income	2,537,216
Total reportable segments	2,874,944
Inter-segment revenues, adjustments or reclassifications (1)	(406,275)
Total revenue and financial income	2,468,669

(1)	Represents eliminations of inter-segment revenue from funding transactions between the Financial Services and Institutional segments for R$ (370,155).

c) Reconciliation from segment adjusted gross profit to profit before income taxes

June 30, 2025
Adjusted gross profit - Total reportable segments	844,806
Expenses and income that are not part of adjusted gross profit:
Technology expenses	(125,098)
Marketing expenses	(98,277)
Personnel expenses	(325,217)
Administrative expenses	(98,900)
Depreciation and amortization	(107,145)
Other expenses	(10,250)
Other income	26,139
Profit before income taxes	106,058

Six-month period ended June 30, 2026

a) Segment information

	Consumer Banking	Small and Medium-Sized Businesses	Audiences and Ecosystem Integration	Institutional	Total reportable segments
Net revenue from transaction activities and other services	943,502	155,476	71,875	-	1,170,853
Financial income	6,283,412	144,591	(2,327)	1,615,886	8,041,562
Total revenue and financial income	7,226,914	300,067	69,548	1,615,886	9,212,415
Transaction expenses	(282,741)	(85,166)	(7,140)	(4,732)	(379,779)
Interest and Other financial expenses	(2,710,202)	(175,906)	-	(1,449,699)	(4,335,807)
Credit loss allowance expenses	(2,152,653)	(1,915)	-	-	(2,154,567)
Adjusted gross profit	2,081,318	37,080	62,408	161,455	2,342,262

b) Revenue and financial income reconciliation

June 30, 2026
Net revenue from transaction activities and other services	1,170,853
Financial income	8,041,562
Total reportable segments	9,212,415
Inter-segment revenues, adjustments or reclassifications (1)	(1,578,289)
Total revenue and financial income	7,634,126

(1)	Represents eliminations of inter-segment revenue from funding transactions between Consumer banking, Small and Medium-Sized Businesses and Institutional segments for R$ (1,578,289).

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

c) Reconciliation from segment adjusted gross profit to profit before income taxes

June 30, 2026
Adjusted gross profit - Total reportable segments	2,342,262
Expenses and income that are not part of adjusted gross profit:
Technology expenses	(344,442)
Marketing expenses	(422,018)
Personnel expenses	(630,313)
Administrative expenses	(277,689)
Depreciation and amortization	(237,004)
Other expenses	(30,347)
Other income	89,664
Profit before income taxes	490,113

Six-month period ended June 30, 2025

a) Segment information

	Consumer Banking	Small and Medium-Sized Businesses	Audiences and Ecosystem Integration	Institutional	Total reportable segments
Net revenue from transaction activities and other services	545,079	148,438	45,558	-	739,075
Financial income	3,971,117	18,976	2,384	497,634	4,490,112
Total revenue and financial income	4,516,196	167,414	47,942	497,634	5,229,187
Transaction expenses	(290,729)	(50,689)	15	(1,194)	(342,596)
Interest and Other financial expenses	(1,658,453)	(61,601)	(51)	(467,486)	(2,187,591)
Credit loss allowance expenses	(1,094,836)	-	-	-	(1,094,836)
Adjusted gross profit	1,472,178	55,124	47,906	28,955	1,604,164

b) Revenue and financial income reconciliation

June 30, 2025
Net revenue from transaction activities and other services	739,075
Financial income	4,490,112
Total reportable segments	5,229,187
Inter-segment revenues, adjustments or reclassifications (1)	(696,588)
Total revenue and financial income	4,532,599

(1)	Represents eliminations of inter-segment revenue from funding transactions between Consumer Banking and Institutional segments for R$ (635,370).

c) Reconciliation from segment adjusted gross profit to profit before income taxes

June 30, 2025
Adjusted gross profit - Total reportable segments	1,604,164
Expenses and income that are not part of adjusted gross profit:
Technology expenses	(238,000)
Marketing expenses	(252,514)
Personnel expenses	(585,539)
Administrative expenses	(162,014)
Depreciation and amortization	(210,837)
Other expenses	(21,475)
Other income	48,889
Profit before income taxes	182,674

PicS N.V. Notes to the Unaudited Condensed Consolidated Interim Financial Statements of June 2026 (All amounts in thousands of reais unless otherwise stated)

31. Subsequent event

On August 3, 2026, PicPay Bank has concluded 100% of the shares of Kovr Participações S.A. and quotas representing 53% of the corporate capital of Estrutural Corretora Assessoria e Consultoria de Seguros Ltda. (“Estrutural”), together with a call option over the remaining quotas of Estrutural. Therefore, the transaction has now been fully consummated by PicPay Bank, building upon the Company’s prior announcements regarding the transaction—including the approvals previously granted by the Administrative Council for Economic Defense (CADE), Brazil’s anti-trust regulator, the Superintendence of Private Insurance (SUSEP), Brazil’s insurance regulator, and the Central Bank of Brazil (Bacen). The transaction’s main objective is to expand the PicPay Group’s operations in the insurance, capitalization bonds, and pension segments, as well as to enable further development in the insurance brokerage segment, deepening the integration of these offerings into the Group’s ecosystem. Further details are disclosed in Note 2.

On July 31, 2026, the full amount of the loan in the value of R$ 869,516,000.00 (equivalent to USD 170,000,000.00 (one hundred and seventy million US dollars)) was drawn under the Uncommitted Loan Facility Agreement entered into on July 29, 2026, between PicPay Bank – Banco Múltiplo S.A. and Citibank, N.A., for the purpose of foreign trade financing and working capital. The transaction is supported by a personal guarantee provided by PicPay Instituição de Pagamento S/A. (Joinder and Guarantee Amendment), acting as joint and several guarantor and principal obligor, jointly and severally liable pursuant to Articles 275 et seq. of the Brazilian Civil Code, covering the totality of the borrower’s payment obligations, including principal, interest and other charges.

On August 6, 2026, PicPay Bank – Banco Múltiplo S.A. acquired, through Euroclear, debt securities (Notes) issued by Instituto de Crédito Oficial (ICO), a Spanish public business entity, under its Euro 30,000,000,000 Global Medium Term Note Programme, guaranteed by the Kingdom of Spain, with a total face value of BRL 1,500,000,000.00 (one billion five hundred million Brazilian Reais). The transaction comprises two series, both bearing a fixed interest rate of 11.97% per annum (Act/360 basis), maturing on February 7, 2028, with payment in USD.